Exhibit 99.1

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2025

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

and

MANAGEMENT PROXY CIRCULAR

This Notice and Management Proxy Circular,

along with accompanying materials, require your immediate attention.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOUR OF ALL PROPOSED RESOLUTIONS.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

June 3, 2025

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of COSCIENS Biopharma Inc. (the “Corporation” or “COSCIENS”) will be held on Monday, June 30, 2025, at 10:00 a.m. (Eastern time). The Meeting will be a virtual meeting conducted via live audio webcast. Shareholders can access the Meeting by visiting www.virtualshareholdermeeting.com/CSCI2025. The Meeting is being held for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2024, together with the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to determine their compensation;

4.	to consider and, if deemed advisable, to adopt, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management proxy circular (the “Circular”)), reconfirming and approving the continuation of the Corporation’s Amended and Restated Shareholder Rights Plan Agreement (as described in the Circular); and

5.	to transact such other business as may properly come before the Meeting.

The record date for the determination of shareholders of COSCIENS entitled to receive notice of and to vote at the Meeting is May 27, 2025.

The Meeting will be held virtually. Shareholders will not be able to attend the Meeting in person. Shareholders (both registered and non-registered) who choose to attend the Meeting will do so by accessing a live audio webcast of the Meeting via the Internet. To attend the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/CSCI2025 and check-in using the control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Eastern time) on Monday, June 30, 2025. Online check-in will begin 15 minutes prior, at 9:45 a.m. (Eastern time). You should allow ample time for online check-in procedures.

At www.virtualshareholdermeeting.com/CSCI2025, shareholders will be able to listen to the Meeting live, and registered shareholders and duly appointed proxyholders will be able to ask questions and submit their vote while the Meeting is being held. We believe that hosting the Meeting virtually will enable increased shareholder attendance from locations around the world and encourage more active shareholder engagement and participation at the Meeting.

If you are unable to attend the Meeting or if you wish to vote in advance of the Meeting, please carefully follow the instructions on the proxy or voting instruction form. Shareholders that hold their common shares with a bank, broker or financial intermediary and wish to vote at the Meeting must carefully follow the instructions provided by their intermediary. In order to be effective, proxies must be received by the Chair of the Meeting no later than 10:00 a.m. (Eastern time) on Thursday, June 26, 2025 (or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of any reconvened Meeting in the event of any adjournment(s) or postponement(s) thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting without notice. If you are attending the Meeting, please log-on to the virtual meeting platform in advance to ensure that your vote will be counted.

As shareholders of COSCIENS, it is very important that you read the accompanying Circular and other Meeting materials carefully. Even if you intend to attend the Meeting, it is recommended that you vote in advance to ensure that your vote is received before the Meeting. To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your common shares in the same manner as if you mark, sign and return your proxy card.

By order of the Board of Directors,

/s/ Peter H. Puccetti

Chair of the Board

Toronto, Ontario

June 3, 2025

MANAGEMENT PROXY CIRCULAR

SCHEDULES

Schedule A	Statement of Corporate Governance Practices	A-1
Schedule B	Mandate of the Board of Directors	B-1
Schedule C	Audit Committee Charter	C-1

MANAGEMENT PROXY CIRCULAR

SECTION 1 – INTRODUCTION

This management proxy circular (this “Circular”) is being furnished in connection with the solicitation of proxies by and on behalf of the management of COSCIENS Biopharma Inc. (the “Corporation”, “COSCIENS”, “we” or “our”) for use at the annual general and special meeting of our shareholders (the “Meeting”) and any reconvened Meeting following any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or to make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The Meeting will be held on Monday, June 30, 2025 at 10:00 a.m. (Eastern time). The Meeting will be a virtual meeting conducted via live audio webcast. Shareholders will not be able to attend the Meeting in-person. Shareholders (both registered and non-registered) can access the Meeting by visiting www.virtualshareholdermeeting.com/CSCI2025. A summary of the information that shareholders will need to attend the Meeting online is provided below.

We may solicit proxies by telephone, Internet or mail. We will bear the entire cost of any such solicitation. We may also reimburse brokers and other persons holding our common shares (the “Common Shares”) in their names, or in the names of nominees, for their costs incurred in sending proxy materials to registered or non-registered owners and obtaining their proxies or voting instructions.

Information contained in this Circular is given as of June 3, 2025 unless otherwise specifically stated. Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this document is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person’s home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2024: €1.000 = U.S.$1.082 and CAN$1.000 = U.S.$0.730; for the financial year ended December 31, 2023: €1.000 = U.S.$1.082 and CAN$1.000 = U.S.$0.741; and for the financial year ended December 31, 2022: €1.000 = U.S.$1.053 and CAN$1.000 = U.S.$0.759.

1.1 Board Reconstitution

As disclosed by the Corporation in a press release issued on May 30, 2025, the Corporation and Goodwood Inc., Goodwood Fund and Puccetti Funds Management Inc. (collectively, “Goodwood”) entered into a resolution agreement on May 30, 2025 (the “Resolution Agreement”) pursuant to which, among other things, the board of directors of the Corporation (the “Board”) was reconstituted on May 30, 2025 to best position the Corporation to create value for all its shareholders. As a result, the Board currently consists of the following six directors: Anthony J. Giovinazzo, Ulrich Kosciessa, Ronald W. Miller, Peter H. Puccetti, Robert A. Seager and David Spear. As set forth in this Circular, these six directors are also being nominated for re-election as directors at the Meeting. The reconstituted Board intends to review in depth the Corporation’s business strategy and focus going forward, with a particular focus on cost reductions. For more information on the Resolution Agreement, refer to the press release issued by the Corporation on May 30, 2025, and filed on the Corporation’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

1.2 Share Consolidations

Effective July 18, 2022, the Corporation consolidated all of its outstanding Common Shares on a basis of one post-consolidation Common Share for every 25 pre-consolidation Common Shares (the “2022 Consolidation”). Further, on May 3, 2024, the Corporation consolidated all of its outstanding Common Shares on a basis of one post-consolidation Common Share for every four pre-consolidation Common Shares (the “2024 Consolidation”). Accordingly, all Common Shares, deferred share units, warrants and stock options were adjusted to reflect the 2022 Consolidation and the 2024 Consolidation. All figures used in this Circular reflect the 2022 Consolidation and the 2024 Consolidation unless otherwise stated.

1.3 Plan of Arrangement between Aeterna Zentaris Inc. and Ceapro Inc.

On June 3, 2024, COSCIENS (then Aeterna Zentaris Inc.) completed a merger of equals transaction with Ceapro Inc. (“Ceapro”), pursuant to which COSCIENS acquired 100 percent of the common shares of Ceapro pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the “CBCA”). As a result, Ceapro is now a wholly-owned subsidiary of COSCIENS and COSCIENS is continuing the operations of Aeterna Zentaris Inc. and Ceapro on a combined basis (the “Arrangement”).

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Additionally, as part of the Arrangement, COSCIENS issued to its shareholders immediately prior to the closing of the Arrangement, 0.47698 of a share purchase warrant for each Common Share held as of such date.

For additional information with respect to the Arrangement, please refer to the section entitled “The Plan of Arrangement – Principal Terms of the Plan of Arrangement” in the Corporation’s Amended Registration Statement on Form F-1 filed with the SEC on April 29, 2024 and to the Arrangement Agreement incorporated by reference as Exhibit 2.1 to the Amended Registration Statement on Form F-1. Further information on the Arrangement is also available in the management proxy circular dated February 9, 2024 which is available on the Corporation’s SEDAR+ profile at www.sedarplus.ca.

SECTION 2 – INFORMATION CONCERNING VOTING AT THE MEETING

2.1 Your Vote is Important

As a shareholder, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in attendance at the Meeting. These materials are being sent to both our registered and non-registered shareholders. Please return your proxy as specified in this Circular and in the form of proxy or voting instruction form.

2.2 How to Vote

If you are eligible to vote and your Common Shares are registered in your name, you can vote your Common Shares at the Meeting or by proxy in advance of the Meeting, as explained below. Voting by proxy in advance of the Meeting is the easiest way to vote your shares. Only registered shareholders or duly appointed proxyholders may vote at the Meeting.

You are a registered shareholder if your name appears on your share certificate or your Direct Registration System confirmation. If you are a registered shareholder, you will receive a proxy form containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting or join the live webcast of the Meeting and to submit your questions and vote while the Meeting is being held.

If your Common Shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered or beneficial shareholder. If your Common Shares are listed in an account statement provided to you by your broker, those Common Shares will generally not be registered in your name. Such Common Shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered or beneficial shareholder, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a control number that must be used to vote by proxy in advance of the Meeting or have a duly appointed proxyholder join the live webcast the day of the Meeting to attend the Meeting live, submit questions and vote your Common Shares.

COSCIENS may also utilize the Broadridge QuickVoteTM service to assist shareholders with voting their Common Shares.

Electronic Delivery

Beneficial shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative that eliminates the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy; go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the Meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for E-delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided that your intermediary supports this service.

2.3 Vote in Advance of the Meeting – Voting by Proxy

Below are the different ways in which you can give your voting instructions, details of which are found in the proxy form or voting instruction form, as applicable, accompanying this Circular:

●	Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number, which can be found on your proxy form or voting instruction form, as applicable.

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●	Complete and return the proxy form or voting instruction form as applicable, in the prepaid envelope provided.

●	Call 1.800.474.7493 (English) or 1.800.474.7501 (French). You will need your 16-digit control number, found on your proxy form or voting instruction form, as applicable.

Your duly completed proxy form or voting instruction form, as applicable, must have been received by our proxy tabulator with sufficient time for your vote to be processed, and in all cases, no later than 10:00 a.m. (Eastern time) on Thursday, June 26, 2025 (or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of any reconvened Meeting in the event of any adjournment(s) or postponement(s) thereof).

2.4 Voting at the Meeting

If you are a registered shareholder and wish to vote at the Meeting, you do not need to complete or return your proxy form. The day of the Meeting, registered shareholders will be able to vote via the live webcast by completing a ballot online during the Meeting.

Non-registered shareholders (also known as beneficial shareholders) will not be able to vote live at the Meeting. Instead, non-registered shareholders should follow the directions provided on their voting instruction form and vote by proxy in advance of the Meeting in accordance with the directions provided on the voting instruction form.

To attend the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/CSCI2025 and check-in using the 16-digit control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across Internet browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, Internet connection from wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Eastern time) on Monday, June 30, 2025. Online check-in will begin 15 minutes prior, at 9:45 a.m. (Eastern time). You should allow ample time for online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please call the technical support number that will be posted on the Meeting log in page.

If you wish to appoint someone as proxy to vote your Common Shares for you at the Meeting during the live webcast, please follow the instructions directly below and found on either your proxy form or voting instruction form, as applicable. You will need to create a unique eight-character identification number which will allow your appointee to join the Meeting and vote your Common Shares on your behalf.

To appoint someone as proxy, go to www.proxyvote.com and insert the name of your designate in the “Change Appointee(s)” section and provide a unique appointee identification number on the voting site for your appointee to access the Meeting. You must provide your appointee the exact name and eight-character appointee identification number to access the Meeting. Appointees can only be validated at the Meeting using the exact name and eight-character appointee identification number you enter. If you do not create an eight-character appointee identification number and provide it to your appointee, your appointee will not be able to access the Meeting.

2.5 How your Common Shares will be Voted

You can choose to vote FOR, WITHHOLD or AGAINST, depending on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (who are Peter H. Puccetti, the Chair of the Board of the Corporation and Robert A. Seager, a director and the Chair of the Corporation’s Human Resources, Nominating and Governance Committee) or you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy or voting instruction form. You have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided, and following the instructions found in the proxy form or voting instruction form, as applicable, or by completing another proper form of proxy. Make sure that the person you appoint is aware that they are appointed and that this person logs into the online Meeting using the credentials you created for them as your appointee.

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Your Common Shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy form or voting instruction form. If no instructions are indicated, your Common Shares represented by proxies in favour of Peter H. Puccetti (the Chair of the Board of the Corporation) or Robert A. Seager (a director of the Corporation and Chair of the Corporation’s Human Resources, Nominating and Governance Committee), will be voted as follows:

i)	FOR the election of the Corporation’s nominees as directors;

ii)	FOR the appointment of Deloitte LLP as auditors; and

iii)	FOR the ordinary resolution to reconfirm and approve the continuation of the Corporation’s Amended and Restated Shareholder Rights Plan Agreement between the Corporation and Computershare Trust Company of Canada, as rights agent, dated as of May 8, 2019 (the “Rights Plan”), and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of the Board will vote FOR the election in his stead of such other person as the Board may recommend.

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.

The Corporation has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and is not aware of any amendment or other business likely to be brought before the Meeting.

The Board is unanimously recommending that shareholders vote FOR all matters of business at the Meeting.

A simple majority of the votes cast will constitute approval of each of these matters.

2.6 Revoking your Proxy

You may revoke your proxy at any time, by voting again on the Internet or by phone before 10:00 a.m. (Eastern time) on Thursday, June 26, 2025, or by completing an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), or in any other manner permitted by law, and deposited with the Corporate Secretary of the Corporation at the registered office of the Corporation (222 Bay St. Suite 3000, Toronto, ON M5K 1E7) at any time up to and including 10:00 a.m. (Eastern time) on Thursday, June 26, 2025 (or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of any reconvened Meeting in the event of any adjournment(s) or postponement(s) thereof).

2.7 Transfer Agent

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto (Ontario) M5J 2Y1, by telephone at 1.800.564.6253, by fax at 1.888.453.0330 or by Internet at www.investorcentre.com/service, or in French at www.centredesinvestisseurs.com/service.

2.8 Intermediaries Fees

Non-registered shareholders are either objecting beneficial owners who object to intermediaries disclosing information about their ownership in the Corporation, or non-objecting beneficial owners, who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners.

2.9 Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, any proposed nominee for election as director of the Corporation or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

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SECTION 3 – VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

3.1 Voting Shares and Quorum

Shareholders of record as of May 27, 2025, are entitled to receive notice of and to vote at the Meeting. As of May 27, 2025, there were 3,146,973 issued and outstanding Common Shares. The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders.

Our By-Laws (as defined below) provide that a quorum is present at the Meeting if the holder(s) of 10% or more of the issued and outstanding Common Shares are present or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting.

3.2 Principal Shareholders

As of May 27, 2025, to the knowledge of our officers and directors and based on shareholders’ public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.

SECTION 4 – PRESENTATION OF THE FINANCIAL STATEMENTS

Our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 and the auditors’ report thereon will be submitted at the Meeting.

SECTION 5 – ELECTION OF DIRECTORS

5.1 Board of Directors

We are governed by our restated articles of incorporation (the “Articles of Incorporation”) under the CBCA and by articles of amendment dated October 2, 2012, November 17, 2015, May 9, 2019, July 18, 2022, April 30, 2024 and August 6, 2024 (together with the Articles of Incorporation, the “Articles”) and by our by-laws, as amended and restated on March 21, 2013 (the “By-Laws”). Our Articles provide that our Board shall be composed of a minimum of five and a maximum of 15 directors. Our Board currently consists of six members. Directors are elected annually by our shareholders, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the last annual meeting of shareholders.

A shareholder of the Corporation wishing to nominate an individual to be a director, subject only to the CBCA and the Articles, is required to comply with s. 1.7 “Nominations of Directors” of the By-Laws (the “Advance Notice Provision”). With respect to the Meeting, the Advance Notice Provision requires that written prescribed notice of any such nomination to be made at the Meeting be given to the Corporation’s Corporate Secretary not fewer than 30 (nor more than 65) days prior to June 30, 2025. The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such Advance Notice Provision and the By-Laws, which are available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

On May 23, 2025, the Corporation received a notice of nomination of six proposed directors in accordance with the Advance Notice Provision from Goodwood. On May 30, 2025, the Corporation entered into the Resolution Agreement with Goodwood pursuant to which, among other things, the Board was reconstituted to consist of Anthony J. Giovinazzo, Ulrich Kosciessa, Ronald W. Miller, Peter H. Puccetti, Robert A. Seager and David Spear, and these six directors are being nominated for re-election as directors at the Meeting. Pursuant to the Resolution Agreement, Goodwood has agreed to vote all of the 257,257 Common Shares beneficially owned, or controlled or directed, directly or indirectly, by Goodwood (representing approximately 8.2% of the Corporation’s outstanding Common Shares) in favour of the re-election of these six directors at the Meeting. For more information on the Resolution Agreement, refer to the press release issued by the Corporation on May 30, 2025, and filed on the Corporation’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Board proposes the six persons named in the table below (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his post is vacated earlier.

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Pursuant to the CBCA, directors are not considered elected unless they receive more votes for their election than against in an election where the number of nominees is equal to the number of directors to be elected (referred to as an “uncontested election”). Assuming the election of directors at the Meeting is uncontested, each director will only be elected if the number of votes cast in his favour represents a majority of the total votes cast with respect to his election by the shareholders who are present at the Meeting or represented by proxy. An incumbent director who is not elected at the Meeting may continue in office until the earlier of the 90th day after the date of the Meeting and the date on which his successor is appointed or elected.

Unless contrary instructions are given with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the six nominees whose names are set out in the table below. The Corporation does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy.

			Total Securities(2)
Name and Place of Residence	Principal Occupation(1)	Director since	Common Shares		Deferred Share Units (“DSUs”)	Options
Giovinazzo, Anthony J. Ontario, Canada	Corporate Director Former President and CEO, Cynapsus Therapeutics Inc. (2009 – 2017)	May 30, 2025	—		—	—
Kosciessa, Ulrich Pinneberg, Schelswig-Holstein, Germany	Chief Executive Officer of Photonamic since September 2006; since April 2018, Chief Operating Officer of SBI ALApharma	2024	1,848		12,500	1,416
Miller, Ronald W. Oakville, Ontario, Canada	Former President and CEO of Hoffmann-La Roche Limited (Roche Canada) (2000-2022); Former Chair of Ceapro	2024	—		15,000	4,956
Puccetti, Peter H. Ontario, Canada	Chair of the Board of Directors of the Corporation; Chairman and Chief Investment Officer, Goodwood Inc.	May 30, 2025	257,257	(3)	—	—
Seager, Robert A. Ontario, Canada	Partner, Voorheis & Co. LLP Executive Vice President, Seacombe Partners Inc. (2024 – Present)	May 30, 2025	—		—	—
Spear, David Ontario, Canada	President and Chief Strategy Officer, Advancing Eyecare (2021 – Present) Director, Innova Medical (1987 – 2022)	May 30, 2025	—		—	—

(1)	The principal occupation, business or employment of the nominees for the past five years are described more fully under the heading “Director Nominee Biographies” below. Except as indicated in the table above, the newly proposed nominees have held the same principal occupation, business or employment for the five preceding years.

(2)	We do not have any direct information concerning the number of Common Shares beneficially owned by the nominees or concerning our Common Shares over which such persons exercise control or direction. This information was provided to us by the nominees individually. In addition, based on information provided by the nominees, except as disclosed herein: (a) none of the nominees owns beneficially or of record, or controls or directs, directly or indirectly, any other securities of COSCIENS or any of its subsidiaries, and (b) none of the nominees, nor any of their associates nor affiliates, beneficially owns, or controls or directs, directly or indirectly, securities of COSCIENS or any of its subsidiaries carrying 10 per cent or more of the voting rights attached to all voting securities of COSCIENS or any of its subsidiaries.

(3)	As of the date hereof, Mr. Puccetti controls or directs, directly or indirectly, 257,257 Common Shares, of which: (a) 241,570 Common Shares are beneficially owned by Goodwood Fund, which is controlled, directly or indirectly, by Mr. Puccetti; and (b) 15,687 Common Shares are beneficially owned by Puccetti Funds Management Inc., a corporation owned and controlled by Mr. Puccetti.

Director Share Ownership

As stated elsewhere herein, the Board was reconstituted on May 30, 2025. The reconstituted Board intends to establish, and disclose to shareholders, enhanced director share ownership requirements as soon as reasonably practicable.

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Director Nominee Biographies

Anthony J. Giovinazzo has over 45 years of executive experience and is an internationally recognized expert in intellectual property, drug development and commercialization, including numerous licensing agreements, with more than 25 years experience in Central Nervous System diseases. From 2009 until 2017, Mr. Giovinazzo served as the President and Chief Executive Officer of NASDAQ-listed Cynapsus Therapeutics Inc., a specialty pharmaceutical company that developed the first successful sublingual apomorphine thin film strip for Parkinson’s disease. The drug was approved for commercialisation by the United States Food and Drug Administration in 2020. Mr. Giovinazzo was a co-inventor of the drug, built Cynapsus’ leadership team, and was instrumental in its strategy including its over-subscribed IPO and NASDAQ listing. Mr. Giovinazzo became a director of Cynapsus in 2012. During Mr. Giovinazzo’s tenure, Cynapsus attracted the top tier of institutional and venture capital funds in the United States. Mr. Giovinazzo led the negotiations with several pharmaceutical companies that resulted in the Cdn. $841 million all-cash acquisition of Cynapsus by Sunovion Pharmaceuticals (Dainippon Sumitomo Pharmaceuticals) in 2021 (at a 120% premium to Cynapsus’ closing price on the day of announcement). From April 2006 to November 2009, Mr. Giovinazzo served as the Chief Executive Officer of Cervelo Pharmaceuticals Inc., a biopharmaceutical company. From 2002 to 2006, he served as Chief Executive Officer of Cita NeuroPharmaceuticals Inc., a biopharmaceutical company.

Mr. Giovinazzo is currently a director of TSXV-listed Conavi Medical Inc., a commercial stage medical device company focused on designing, manufacturing and marketing imaging technologies to guide common minimally invasive cardiovascular procedures. He is also currently the Chair of the Board of TSXV-listed Xortx Therapeutics Inc., a Phase 3 kidney and NDA pending Gout disease company. In 2014, Mr. Giovinazzo was a Canadian finalist in Life Sciences for the E&Y Entrepreneur of the Year. In 2017, he was the recipient of the Finance Monthly Game Changers award as well as the inaugural recipient of the Bloom Burton Award, which honors the best of the best in Canadian Life Sciences as judged by a panel of US experts. Mr. Giovinazzo has completed the Leadership and Strategy in Pharmaceuticals and Biotech from Harvard Business School. Mr. Giovinazzo also holds a Masters of Business Administration from IMD, Geneva Switzerland, a Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School at York University, and a Bachelor of Arts in Economics and Accounting from McMaster University. Mr. Giovinazzo is a Chartered Director and Audit Committee Certified, both from The Directors College, a degree granting affiliate of McMaster University.

Dr. Ulrich Kosciessa serves as a director on our Board. Dr. Kosciessa currently serves as the Chief Executive Officer of Germany-based Photonamic GmbH & Co. KG and as the Chief Operating Officer of Tokyo-based SBI Pharmaceuticals Co. LTD. He has worked for 20 years for Medac GmbH, a global pharmaceutical company with operations in 70 countries where he served as a member of the Executive Management Board, as Managing Director of Medac International and as Chairman of the Board of Medac Pharma Inc., a U.S.-based subsidiary of Medac GmbH focused on specialty pharmaceuticals for autoimmune diseases and cancer. Throughout his career at Medac, Dr. Kosciessa has formed several subsidiaries and affiliates as well as established a network of global partners, growing the company’s international business more than 50% since 2005. In addition, since 2006, Dr. Kosciessa has also served as Chief Executive Officer of Photonamic, a subsidiary of Medac GmbH focused on research and development of photodynamic therapy and diagnostics. He has successfully developed two Photonamic products currently marketed in Europe, North America, South America, the Asian Pacific region and Australia. From 2006 to 2008, Dr. Kosciessa served as Chief Executive Officer at Immune Laboratory of Hannover, a research-based organization focused on autologous dendritic cell-based tumor vaccines. Prior to joining Medac GmbH, Dr. Kosciessa was a postdoctoral researcher at the neuroscience/neurodegenerative diseases division of Schering AG, a multinational pharmaceutical company. He received a B.Sc. in Biology and a Ph.D. in Molecular Biology from Georg-August University of Göttingen, Germany.

Ronald W. Miller was President and CEO of Hoffmann-La Roche Limited (Roche Canada) for 22 years (until 2022). In this role, he was responsible for the growth and success of the Canadian Pharmaceuticals Division, particularly as it relates to Roche’s mandate of developing and delivering innovative healthcare solutions for Canadians. Mr. Miller has more than 44 years of extensive and varied experience in the pharmaceutical industry. Born in Scotland, Mr. Miller completed his Bachelor of Science in Economics and Geography at the University of Glasgow, then moved to Leeds, England to accept a job as a pharmaceutical sales representative. Mr. Miller advanced through a series of successive sales and management positions across the industry to become the National Sales Manager for Roche in the United Kingdom in 1988 and continued to move globally as a Product Manager in Switzerland and Deputy Divisional Director of the Pharmaceutical Division in Japan. He moved back to Switzerland to head up a global product launch before returning to the UK as Pharmaceuticals Director. Mr. Miller was appointed President and CEO of Roche Pharmaceuticals in Canada in May 2000 and became a Canadian citizen in 2008. Mr. Miller was re-elected as Chairman of the Board of Directors of Innovative Medicines Canada (“IMC”), the national association representing Canada’s research-based pharmaceutical companies, from 2019 to 2022. He served as Chairman of the IMC Board in 2007 and has since fulfilled two subsequent terms as Past Chair. Prior to this, Mr. Miller was the Chair of the IMC Prairies Core Team and sat as Co-Chair of the Health Research Foundation. He also served on several committees including the IMC Public Affairs, Stakeholder Relations, the British Columbia Sub-Committee, and was Chair of the Federal Affairs/FPT Relations Standing Committee.

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Peter H. Puccetti is the founder, Chairman and Chief Investment Officer of Goodwood Inc., a Canadian independent investment management firm that has provided institutional and high-net-worth clients with alternative investment strategies for over 28 years. Mr. Puccetti has managed the flagship Goodwood Fund since its inception, and has over 30 years of investment experience with a focus on special situations value investing. Mr. Puccetti has served on a number of public and private boards of directors. Mr. Puccetti and Goodwood Inc. have become well-known in Canada for leading a variety of activist campaigns to implement positive change and unlock shareholder value with the trust and support of many of Canada’s top institutional investment organizations. Prior to founding Goodwood Inc., Mr. Puccetti was an analyst, investment banker and partner of Sprott Securities Limited. Mr. Puccetti holds a Bachelor of Arts in Economics from Dalhousie University. Mr. Puccetti is also a CFA Charterholder.

Robert A. Seager is a leading special situations advisor and has been centrally involved in directing high profile shareholder disputes, proxy contests, M&A transactions, special committee mandates, internal and independent corporate investigations and complex restructurings. Mr. Seager is a trusted strategic advisor to institutional and other significant stakeholders, boards of directors and executive management teams with respect to corporate governance matters involving both public and private companies, including providing guidance through crisis situations and critical opportunities. Mr. Seager is a Partner of Voorheis & Co. LLP and Executive Vice President of Seacombe Partners Inc.

In 2023, Mr. Seager was appointed to the Securities Advisory Committee of the Ontario Securities Commission (“OSC”). This committee, comprised of leading securities practitioners and other industry experts, plays a crucial role in advising the OSC and its staff on a variety of matters including policy initiatives and capital markets trends. Prior to joining Voorheis & Co. LLP in 2017, Mr. Seager practiced securities law at Blake, Cassels & Graydon LLP, and completed a secondment with the Office of M&A at the OSC. Mr. Seager received his J.D. from the Schulich School of Law at Dalhousie University with a specialization in corporate law, his International Business Law Certification from the Global Law Program at the Bader International Study Centre, and his Bachelor of Commerce from the Sauder School of Business at the University of British Columbia. Rob has also completed Levels 1 and II of the CFA Program.

David Spear is an accomplished entrepreneur and executive with more than 35 years of experience in the healthcare industry, with a particular focus on the eyecare sector. Mr. Spear is currently the President and Chief Strategy Officer of Advancing Eyecare, a partnership of leaders in the eyecare instrumentation marketplace established to offer the best products and service solutions in the ophthalmic equipment industry. Mr. Spear previously served as a director of Innova Medical Ophthalmics, a supplier to the Canadian ophthalmic community that he co-founded in 1987. Mr. Spear also previously served as a director of Advancing Eyecare from 2017 to 2023. Throughout his career, Mr. Spear has played a pivotal role in launching and leading multiple ventures within the ophthalmic and medical device industries. His entrepreneurial journey includes co-founding and managing S4OPTIK LLC, Blue.S4 Precision Manufacturing, Innovative Excimer Solutions, and S4OPTIK S.A. de C.V. in Mexico. Mr. Spear holds a Bachelor of Commerce from the University of Windsor and a Bachelor of Science in Biology from Western University.

5.2 Orders, Bankruptcies and Sanctions

Other than as set forth below, to the knowledge of our directors and officers, no proposed director:

a)	is, as at the date of this Circular or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including us) that,

i)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

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b)	is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)	has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the proposed directors have: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, (ii) entered into a settlement agreement with a securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On September 22, 2023, MV Realty Holdings, LLC, a Florida limited liability company, along with various related companies, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of Florida. At the time of the filing, Peter H. Puccetti, one of the proposed nominees was, and he continues to be as of the date hereof, a director of MV Realty Holdings, LLC. The Chapter 11 bankruptcy proceedings involving MV Realty Holdings, LLC were dismissed on May 24, 2024.

In or about April 2021, Sublimity Therapeutics Ltd., a venture-backed company based in Dublin, Ireland, along with two related companies, Sublimity Therapeutics Holdco Ltd. and Sublimity Ltd., were placed into creditors’ voluntary liquidation under the Companies Act 2014 of Ireland, following the failure of a Phase 2 clinical study. At the time, Anthony J. Giovinazzo, one of the proposed directors, was Executive Chair of Sublimity Therapeutics Ltd. and Sublimity Therapeutics Holdco Ltd., and a director of Sublimity Ltd. A trustee/liquidator was appointed in or about April 2021.

SECTION 6 – DISCLOSURE OF COMPENSATION

On June 3, 2024, the former Nominating, Governance and Compensation Committee of the Corporation (the “NGCC”) was dissolved, and the former Nominating and Governance Committee of the Corporation (the “NGC”) and the former Human Resources and Compensation Committee of the Corporation (the “HRCC”) were formed to perform the functions of the NGCC. Following that, on November 6, 2024, the former NGC and HRCC, in order to streamline committee functions and reduce aggregate directors’ fees payable, were dissolved and replaced with the new Human Resources, Nominating and Governance Committee of the Corporation (the “HRNGC”), which now performs the functions of the former NGC and HRCC. As at December 31, 2024, the HRNGC was responsible for compensation matters, and its members at such time were Ms. Geneviève Foster (Chair), Dr. Ulrich Kosciessa, and Dr. William W. Li, all of whom were independent as at such date. On May 30, 2025, the HRNGC was reconstituted to consist of Robert A. Seager (Chair), Ronald W. Miller and Anthony J. Giovinazzo, all of whom were independent as at such date.

6.1 Remuneration of Directors

The compensation paid to members of our Board who are not our employees (our “Outside Directors”) is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. Director compensation is recommended to the Board by the HRNGC and was formerly recommended by the HRCC (and prior to that by the NGCC). As of the date hereof, the HRNGC is composed of three Outside Directors, each of whom was independent at such date, namely Robert A. Seager (Chair), Ronald W. Miller and Anthony J. Giovinazzo.

The mandate of the HRNGC provides (and the mandates of the former HRCC and NGCC provided) that it is responsible for, among other matters, assisting the Board in discharging its responsibilities relating to executive and other human resources matters including hiring, assessment, compensation matters (including the management of compensation-related risk) and succession planning.

6.1.1 Compensation of Outside Directors

In light of the Board reconstitution completed on May 30, 2025, it is expected that the reconstituted Board will re-evaluate the compensation paid to Outside Directors with a view to reducing costs and ensuring alignment between the interests of Outside Directors and the Corporation’s shareholders. The information outlined below sets forth details of the Corporation’s compensation practices involving Outside Directors prior to any changes that may be implemented as a result of such re-evaluation.

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Prior to the recent May 30, 2025 Board reconstitution, our Outside Directors were paid an annual cash retainer, the amount of which depends on the position held on the Board. Our Outside Directors were not paid fees for attending Board meetings, unless some circumstance dictated that an unusual and burdensome number of meetings must be held. If such circumstance occurs, the Board may institute meeting payments. The annual retainers are paid in quarterly instalments on or about the last day of each calendar quarter. All payments are calculated in U.S. dollars. The amount of each payment is converted to the Outside Director’s home currency based on the exchange rate prevailing on the date of payment. Each Outside Director is paid the equivalent value of the payment in his or her home currency, net of any withholdings or deductions required by applicable law.

In 2023 and 2024, the Board retained Bowers Consulting LLC (“Bowers”), an independent consulting firm, to assist the Board and its committees with establishing and reviewing goals and performance objectives for the executive officers. In 2023, the Corporation paid Bowers $6,600 in respect of executive compensation-related fees, and in 2024, the Corporation paid Bowers $4,800 in respect of executive compensation-related fees.

See Section 6.1.3 below, “Total Compensation of Outside Directors” for details on the actual amounts paid to each Outside Director during the 2024 financial year.

The annual cash retainers for the Outside Directors in 2024 are set out below.

Type of Compensation	Annual Retainer for the year 2024 ($)	Monthly Retainer for the year 2024 ($)
Chair of the Board Retainer	90,000	–
Board Member Retainer	50,000	–
Audit Committee Chair Retainer	30,000	–
Audit Committee Member Retainer	7,500	–
HRNGC Chair Retainer(1)	15,000	–
HRNGC Member Retainer(2)	5,000	–
Strategic Committee(3)	–	6,500

(1)	The Chair of: (a) the former NGCC was entitled to an annual retainer of $15,000 in 2024; (b) the former NGC was entitled to an annual retainer of $15,000 in 2024; and (c) the former HRCC was entitled to an annual retainer of $15,000 in 2024. Retainer payments (including in respect of the HRNGC) were prorated relative to the duration of existence of each committee in 2024.

(2)	Members of: (a) the former NGCC were each entitled to an annual retainer of $5,000 in 2024; (b) the former NGC were each entitled to an annual retainer of $5,000 in 2024; and (c) the former HRCC were each entitled to an annual retainer of $5,000 in 2024. Retainer payments (including in respect of the HRNGC) were prorated relative to the duration of existence of each committee in 2024.

(3)	The Strategic Committee of the Corporation (the “Strategic Committee”) was dissolved on June 3, 2024. Payments made in connection with membership thereof were made in each month from January 2024 until May 2024.

Effective as of October 1, 2022, the members of the Strategic Committee received a monthly fee of $6,500 (annualized to $78,000). The Strategic Committee was formed in December 2021 as an ad hoc committee to consider and evaluate potential strategic transactions that could be undertaken by the Corporation. The Board elected to defer any decision on whether and what to pay as a fee or retainer to members of the Strategic Committee so that the Board could evaluate the amount of effort required of those members. In 2022, Bowers was engaged to consider and advise on the appropriate compensation for members of the Strategic Committee. The Board considered the recommendations of Bowers on an amount of compensation designed to reflect the significant time and effort required as the Board accelerated its strategic activities. After considering the recommendations of Bowers, the Board approved a monthly cash retainer of $6,500 for members of the Strategic Committee, payable commencing as of October 1, 2022. Prior to November 2, 2022, the Strategic Committee was comprised of Carolyn Egbert (Chair), Peter G. Edwards and Gilles Gagnon. On November 2, 2022, Dennis Turpin replaced Gilles Gagnon as a member of the Strategic Committee. The Strategic Committee was dissolved on June 3, 2024 following the completion of the Arrangement. Ms. Egbert, Mr. Edwards and Mr. Turpin each received $32,500 in fees in connection with their work with the Special Committee in 2024.

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All directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Retainers are prorated when an Outside Director joins the Board during a financial year.

6.1.2 Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each Outside Director as at December 31, 2024:

Name	Issuance Date (mm/dd-yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(1) ($)	Option Expiration Date(1) (mm-dd-yyyy)	Value of Unexercised In-the-money Options(1)(2) ($)	Issuance Date (mm-dd-yyyy)	Number of Shares or Units of Shares that have Not Vested(3) (#)	Market or Payout Value of Share-based Awards that have Not Vested(3)(4) ($)	Market or payout value of vested share-based awards not paid out or distributed(3)(4) ($)
Foster, Geneviève	04/19/2022	3,540	16.16	04/19/2027	—	—	—	—	—
	01/03/2023	1,416	19.27	01/03/2028	—	—	—	—	—
	—	—	—	—	—	07/12/2024	—	—	34,625
Kosciessa, Ulrich	04/27/2015	3,540	11.19	04/27/2025	—	—	—	—	—
	01/03/2020	472	11.19	01/03/2025	—	—	—	—	—
	01/03/2023	1,416	19.27	01/03/2028	—	—	—	—	—
	—	—	—	—	—	07/12/2024	—		34,625
Li, William W.	01/02/2015	1,770	19.89	01/02/2025	—	—	—	—	—
	01/03/2020	472	11.19	01/03/2025	—	—	—	—	—
	01/03/2023	1,416	19.27	01/03/2028	—	—	—	—	—
	—	—	—	—	—	07/12/2024	—	—	34,625
Miller, Ronald W.	03/01/2022	3,540	13.67	04/19/2027	—	—	—	—	—
	01/03/2023	1,416	19.27	01/03/2028	—	—	—	—	—
	—	—	—	—	—	07/12/2024	—	—	41,550

(1)	Refers to an option-based award.

(2)	“Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the Nasdaq Capital Market (“NASDAQ”) on the last trading day of the fiscal year (December 31, 2024) of $2.77 and the exercise price of the options, multiplied by the number of unexercised options.

(3)	Refers to a share-based award.

(4)	The Corporation used the closing price of its Common Shares on the NASDAQ as at the last trading day of the fiscal year (December 31, 2024) of $2.77.

6.1.3 Total Compensation of Outside Directors

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2024 (all amounts are expressed in U.S. dollars). All amounts in the table below reflect the compensation earned by the Outside Directors in respect of their capacities as directors of (a) Aeterna Zentaris Inc. prior to the completion of the Arrangement, and (b) of COSCIENS Biopharma Inc. following completion of the Arrangement, and do not reflect compensation paid by Ceapro to such individuals in such individuals’ capacities with Ceapro prior to the completion of the Arrangement. For more details on amounts paid by Ceapro prior to the completion of the Arrangement to certain directors, refer to the Corporation’s Annual Report on Form 20-F in respect of the year ended December 31, 2024 (the “Annual Report”), available on the Corporation’s profile on EDGAR at www.sec.gov. Our Outside Directors are generally paid in their home currency. Mr. Miller, Mr. Turpin, Ms. Foster, and Mr. Labbé were paid in Canadian dollars. Ms. Egbert, Mr. Edwards and Mr. Li were paid in U.S. dollars. Mr. Kosciessa was paid in Euros.

Name	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Edwards, Peter G.(3)	63,750	—	—	—	—	—	63,750
Egbert, Carolyn(4)	97,500	79,000	—	—	—	—	176,500
Foster, Geneviève	47,755	79,000	—	—	—	—	126,755
Kosciessa, Ulrich	54,448	79,000	—	—	—	—	133,448
Labbé, Pierre(5)	20,000	—	—	—	—	—	20,000
Li, William W.	27,334	79,000	—	—	—	—	106,334
Miller, Ronald W.	72,767	94,800	—	—	—	—	167,567
Turpin, Dennis(6)	171,248	—	—	—	—	—	171,248

(1) In respect of our financial year ended December 31, 2024, we paid an aggregate amount of $554,802 in fees to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of share-based and option-based awards granted in 2024. Ms. Egbert, Mr. Edwards and Mr. Turpin each received $32,500 in fees in connection with their work with the Special Committee in 2024.

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(2) Amounts shown represent the value of the DSUs on the grant date ($6.32). The value of one DSU on the grant date is the closing price of one Common Share on the NASDAQ on the last trading day preceding the date of grant.

(3) Mr. Peter G. Edwards ceased to be a director on July 16, 2024.

(4) Ms. Carolyn Egbert ceased to be a director on October 8, 2024.

(5) Mr. Pierre Labbé joined the Board on October 1, 2024.

(6) Mr. Dennis Turpin ceased to be a director on October 1, 2024.

6.2 Compensation of Executive Officers

The following is disclosure of information related to the compensation that we paid to our named executive officers (“Named Executive Officers”) during 2024. For 2024, our Named Executive Officers were as follows:

●	Mr. Gilles Gagnon, who, since 2008, served as President and Chief Executive Officer of Ceapro, and of COSCIENS beginning on June 3, 2024 until May 5, 2025;

●	Dr. Klaus Paulini, who, from October 4, 2019 to June 3, 2024, served as President and Chief Executive Officer of the Corporation, and served as Managing Director of AEZS Zentaris GmbH (“AEZS Germany”) from July 2019 to January 31, 2025;

●	Mr. Giuliano La Fratta, who, since January 24, 2022 has served as the Senior Vice President, Finance and Chief Financial Officer of the Corporation;

●	Ms. Stacy Prefontaine, who served as Chief Financial Officer of Ceapro prior to the completion of the Arrangement and departed from Ceapro in February 2025;

●	Dr. Michael Teifel, who serves as Senior Vice President and Chief Science Officer of the Corporation;

●	Dr. Matthias Gerlach, who serves as Senior Vice President Manufacturing & Managing Director, AEZS Germany; and

●	Dr. Nicola Ammer, who served as Chief Medical Officer and Senior Vice President Clinical Development until March 31, 2025.

In light of the Board reconstitution completed on May 30, 2025, it is expected that the reconstituted Board will re-evaluate the Corporation’s executive compensation practices. The information outlined below sets forth details of the Corporation’s executive compensation practices prior to any changes that may be implemented as a result of such re-evaluation.

6.2.1 Determining Compensation

In 2024, until its dissolution on June 3, 2024, the former NGCC carried out the duties described below. Then, until it was dissolved along with the former NGC on November 6, 2024, the former HRCC carried out the duties described below. The duties below are now carried out by the HRNGC.

The compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the HRNGC. The HRNGC is responsible for, among other matters: (i) making recommendations to the Board with respect directors’ compensation; (ii) taking all reasonable actions to ensure that appropriate human resources policies, procedures and systems, e.g., recruitment and retention policies, competency and performance metrics and measurements, training and development programs, and market-based, competitive compensation and benefits structures, are in place so that we can attract, motivate and retain the quality of personnel required to achieve our business objectives; and (iii) assisting the Board in discharging its responsibilities relating to the recruitment, retention, development, assessment, compensation and succession planning for our executive and senior management members. The Board has adopted a formal mandate for the HRNGC.

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Thus, the HRNGC recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of our senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the HRNGC, reviews the Chief Executive Officer’s corporate strategy, goals and performance objectives and evaluates and measures his or her performance and compensation against the achievement of such goals and objectives.

The HRNGC recognizes that the industry, regulatory and competitive environment in which we operate requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a company in the Corporation’s industry. The HRNGC is of the view that our executive compensation program should not encourage senior executives to take inappropriate or unreasonable risk. In this regard, the HRNGC recommends the implementation of compensation methods that appropriately connect a portion of senior executive compensation with our short-term and longer-term performance, as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The HRNGC is also responsible for establishing compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer.

Following the May 30, 2025 Board reconstitution, the HRNGC is composed of Robert A. Seager (Chair), Ronald W. Miller and Anthony J. Giovinazzo, all of whom were independent as of such date. For further details regarding their backgrounds and experience, refer to their biographies set out above under Section 5.1, “Board of Directors – Director Biographies”. The Board believes that the members of the HRNGC collectively have the knowledge, experience and background required to fulfill its mandate. Prior to the May 30, 2025 Board reconstitution, the HRNGC was composed of Ms. Geneviève Foster (Chair), Dr. Ulrich Kosciessa, and Dr. William W. Li.

6.3 Compensation Discussion & Analysis

In 2024, until its dissolution on June 3, 2024, the former NGCC carried out the duties described below. Then, until it was dissolved along with the former NGC on November 6, 2024, the former HRCC carried out the duties described below. The duties below are now carried out by the HRNGC.

6.3.1 Compensation Philosophy and Objectives

Our Board, through the HRNGC, establishes our executive compensation program that is market-based and at a competitive percentile grouping for both total cash and total direct compensation. The HRNGC has established a compensation program that is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives’ interests with those of our shareholders by:

●	providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives serving in the same or measurably similar positions within comparable companies;

●	providing the opportunity for executives to participate in equity-based incentive compensation plans;

●	aligning executive compensation with our corporate objectives; and

●	attracting and retaining highly qualified individuals in key positions.

6.3.2 Compensation Elements

Our executive compensation is targeted at the 50th percentile for small cap biopharmaceutical companies within both the local and national markets and is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize both corporate and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.

Our current executive compensation program is comprised of the following four basic components: (i) base salary; (ii) an annual bonus linked to both individual and corporate performance; (iii) equity incentives, including stock options, previously granted under our second amended and restated stock option plan adopted by the Board on March 29, 2016, and ratified by our shareholders on May 10, 2016 (the “Stock Option Plan”), and presently granted under the Corporation’s long-term incentive plan adopted by the Board on March 27, 2018 and ratified by our shareholders on May 8, 2018 (the “Long-Term Incentive Plan”), established for the benefit of our directors, certain executive officers and other Participants (as defined below in Section 6.3.6, “Long-Term Equity Compensation – Summary of the Stock Option Plan”) as may be designated from time to time by either the Board or the HRNGC; and (iv) other elements of compensation, consisting of benefits, perquisites and retirement benefits.

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Base Salary. Base salaries are intended to provide a steady income to our executive officers regardless of share price. In determining individual base salaries, the HRNGC takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The HRNGC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

Short-Term, Non-Equity Incentive Compensation. Our short-term, non-equity incentive compensation plan sets a target cash bonus for each executive officer, expressed as a percentage of the executive officer’s base salary. The amount of cash bonus paid to an executive officer depends on the extent to which he or she contributed to the achievement of the annual performance objectives established by the Board for the year. The annual performance objectives are specific operational, clinical, regulatory, financial, commercial and corporate goals that are intended to advance our product pipeline, to promote the success of our commercial efforts and to enhance our financial position. The annual performance objectives are set at the end of each financial year as part of the annual review of corporate strategies. The performance objectives are not established for individual executive officers but rather by functional area(s), many of which are carried out by or fall within the responsibility of our President and Chief Executive Officer, Chief Financial Officer (or principal financial officer) and our other executive officers, including our Named Executive Officers. The award of a cash bonus requires the approval of both the HRNGC and the Board and is based upon an assessment of each individual’s performance, as well as our overall performance at a corporate level. The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the HRNGC’s determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to our success.

Long-Term Equity Compensation Plan of Executive Officers. The long-term component of the compensation of our executive officers is based exclusively on the Long-Term Incentive Plan, which permits the issuance of a number of equity-based awards based on the contribution of the officers and their responsibilities. The Board adopted a policy regarding stock option grants in December 2014, which provides that each Named Executive Officer is eligible to receive options to acquire our Common Shares having a value, based on the Black-Scholes option pricing model, equal to a specified multiple of his or her salary. The specified multiple for the President and Chief Executive Officer is 1.5. The specified multiple for each other Named Executive Officer is 0.75. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options vest over a period of three years, with the first third vesting on the first anniversary of the date of grant. Since the adoption of the Long-Term Incentive Plan in 2018, we have broadened the types of equity-based awards which we may issue beyond stock options (to include, among other types, restricted stock units (“RSUs”), DSUs and others).

Other Forms of Compensation. Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees as either enrollment in the payroll system benefits program or by additional percentage compensation to self-enroll in private insurance policies. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry. We also contribute to our North American employees’ retirement plans up to an annual maximum amount of $19,500 for employees in the United States and Canada. The contribution amounts for our United States and Canadian employees are subject to limitations imposed by the United States Internal Revenue Service and the Canada Revenue Agency respectively, on contributions to our most highly compensated employees. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees’ pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

6.3.3 Positioning

The HRNGC is authorized to engage its own independent consultant for input on executive compensation matters. While the HRNGC may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the HRNGC and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.

6.3.4 Risk Assessment of Executive Compensation Program

The Board, through the HRNGC, oversees the implementation of compensation methods that tie a portion of executive compensation to our short-term and long-term performance and that of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and long-term performance and that of each executive officer. The HRNGC has considered in general terms the concept of risk as it relates to our executive compensation program.

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Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and equity-based awards) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the HRNGC believes to be challenging yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual’s overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of equity-based awards, which is intended to further align the interests of executives with those of shareholders. The HRNGC believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the Long-Term Incentive Plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.

The HRNGC believes that the variable compensation elements (annual bonuses and equity-based awards) represent a percentage of overall compensation that is sufficient to motivate our executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The HRNGC and the Board also generally have the discretion to adjust annual bonuses and equity-based awards based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.

Based on the foregoing, the HRNGC has not identified any specific risks associated with our executive compensation program that are reasonably likely to have a material adverse effect on us. The HRNGC believes that our executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behavior.

Our directors, executive officers and employees are prohibited from purchasing, selling or otherwise trading in derivative securities relating to our Common Shares. Derivative securities are securities whose value varies in relation to the price of our securities. Examples of derivative securities include warrants to purchase our Common Shares, and put or call options written on our Common Shares, as well as individually arranged derivative transactions, such as financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors’ remuneration. Options to acquire our Common Shares and other equity-based awards issued pursuant to the Stock Option Plan or Long-Term Incentive Plan are not derivative securities for this purpose.

6.3.5 2024 Compensation

Base Salary. The primary element of our compensation program is base salary. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers. In determining individual base salaries, the HRNGC takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The HRNGC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

Short-Term, Non-Equity Incentive Compensation. For the financial year ended December 31, 2024, the Board did not approve any short-term, non-equity incentive compensation (also referred to as bonus compensation) to any of the Named Executive Officers. Amounts reflected under Section 6.5, “Summary Compensation Table” below in respect of annual incentive plan payouts in 2024 refer to amounts paid in early 2024 in respect of performance in 2023. While the Corporation’s performance goals were partially met in 2024, given the Corporation’s financial performance in 2024, the Board did not approve any short-term non-equity compensation to any of the Named Executive Officers. However, in light of the significant efforts made by Messrs. Gagnon and La Fratta to complete the merger and integration activities following the Arrangement closing in 2024, in March 2025, Mr. Gagnon was awarded a one-time bonus of $60,000, and Mr. La Fratta was awarded a one-time bonus of $40,000.

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6.3.6 Long-Term Equity Compensation

For the financial year ended December 31, 2024, the Board did not approve any issuance of stock option awards to any of the Named Executive Officers, with the exception of replacement options issued in connection with the Arrangement.

Summary of the Long-Term Incentive Plan

The purpose of the Long-Term Incentive Plan is to (i) promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of our business; (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals; and (iii) further the alignment of interests of participants with those of our shareholders through opportunities for increased share ownership in the Corporation.

The HRNGC is the administrator of the Long-Term Incentive Plan (the “Administrator”). At any time, the Board may serve as the Administrator of the Long-Term Incentive Plan, in lieu of, or in addition, to the HRNGC. Except as provided otherwise under the Long-Term Incentive Plan, the Administrator has plenary authority to grant awards pursuant to the terms of the Long-Term Incentive Plan to eligible individuals, determine the types of awards and the number of shares to be covered by the awards (and in making such determinations, to consider factors such as previously awarded grants), establish the terms and conditions for awards, including the exercise price and term of awards, and take all other actions necessary or desirable to carry out the purpose and intent of the Long-Term Incentive Plan.

Participation in the Long-Term Incentive Plan is generally open to all officers, employees and other individuals, including Outside Directors. However, any individual whose services to the Corporation or any of its subsidiaries are limited to capital-raising transactions, or the promotion and maintenance of a market for the Corporation securities, are ineligible to participate in the Long-Term Incentive Plan. Prospective officers, employees and other service providers who have accepted offers to provide services to the Corporation may also participate in the Long-Term Incentive Plan.

The Long-Term Incentive Plan enables the grant of stock options, stock appreciation rights (“SARs”), stock awards, stock unit awards, performance shares, cash-based performance units, deferred share units and other stock-based awards, each of which may be granted separately or in tandem with other awards.

The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. There were 140,774 awards outstanding under the Long-Term Incentive Plan representing approximately 4.5% of all issued and outstanding Common Shares as of December 31, 2024. As of December 31, 2024, there were 217,257 Common Shares unallocated and available for future grants of awards that are settled in Common Shares under the Long-Term Incentive Plan. See above for a complete description of the Stock Option Plan.

The burn rate for the Long-Term Incentive Plan for the most recently completed fiscal year is set out below:

Long-Term Incentive Plan
Year End	Awards Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2024	77,949	2,581,308	3.0%
December 31, 2023	21,712	1,847,233	1.2%
December 31, 2022	10,620	1,854,537	0.6%

(1) Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Long-Term Incentive Plan by the weighted average number of securities outstanding for the applicable fiscal year.

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The number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and no single participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares.

The aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the HRNGC; and the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

Except as provided below or within an award agreement, each award granted under the Long-Term Incentive Plan (other than a performance unit that cannot be paid in shares) will be subject to a minimum vesting period or minimum restriction period as follows: (i) each stock option or SAR will be subject to a minimum vesting period of 12 months from the date of grant, (ii) each award of stock, stock units, performance shares, performance units payable in shares and other stock- based awards (“Full Value Awards”) granted to non-employee directors will be subject to a minimum restriction period of 12 months from the date of grant, and (iii) each Full Value Award granted to a participant other than a non-employee director will be subject to a minimum restriction period of 12 months from the date of grant if vesting of or lapse of restrictions on such award is based on the satisfaction of performance goals and a minimum restriction period of 36 months from the date of grant, applied in either pro rata installments or a single installment, if vesting of or lapse of restrictions on such award is based solely on the participant’s satisfaction of specified service requirements with us (provided that no such Full Value Awards will vest or have its restrictions lapse during the first 12 months following the date of grant). If the grant of a performance award is conditioned on satisfaction of performance goals, the performance period must not be less than 12 months’ duration, but no additional minimum restriction period need apply to such award. The minimum vesting period or minimum restriction period will not apply in the case of death or disability of a participant or in the event of a change in control. Awards that result in the issuance of an aggregate of up to 5% of the share pool under the Long-Term Incentive Plan may be granted without regard to such minimum vesting period or minimum restriction period.

A SAR is the right to receive a payment equal to the excess of the Fair Market Value (as defined below) of a specified number of shares on the date the SAR is exercised over the base price per share specified in the award agreement. The base price for each SAR cannot be less than 100% of the Fair Market Value of Common Shares on the grant date and the term of a SAR cannot be more than 10 years from the grant date, unless required otherwise by applicable law. At the discretion of the Administrator, the payment upon a SAR exercise may be in cash, shares or a combination of the two. The “Fair Market Value” means the official closing price per Common Share for the regular market session on the day of determination.

Options under the Long-Term Incentive Plan may not have a term in excess of ten years’ duration unless required otherwise by applicable law, and the exercise price per share subject to a stock option granted under the Long-Term Incentive Plan shall not be less than the Fair Market Value (or 110% of Fair Market Value if applicable in the case of certain incentive stock options) of one Common Share on the date of grant of the stock option.

Awards granted under the Long-Term Incentive Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that this restriction shall not apply to the Common Shares received in connection with an award after the date that the restrictions on transferability of such shares set forth in the applicable award agreement have lapsed.

Except as provided in the applicable award agreement or otherwise determined by the Administrator, and subject to the minimum vesting period or minimum restriction period described above, upon termination of service (as defined in the Long-Term Incentive Plan):

●	Stock options or SARs shall be forfeited, to the extent stock options or SARs are not vested and exercisable;

●	During the applicable restriction period, restricted stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; and

●	During the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Common Shares or cash to which RSUs, performance shares or performance units relate, all performance shares, performance units and RSUs and any other accrued but unpaid dividend equivalents with respect to such RSUs that are then subject to deferral or restriction shall be forfeited.

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In the event of a change in control (as defined in the Long-Term Incentive Plan) of the Corporation, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of the Corporation:

●	stock options and SARs, whether vested or unvested, will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;

●	restricted stock and RSUs with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and RSUs will be settled as promptly as is practicable in accordance with applicable law; and

●	restricted stock, RSUs, performance shares, and performance units that vest based on the achievement of performance goals will become fully vested and earned based on the target performance level as to the performance goals, such that 100% of the target award is earned as of the date of the change of control; and the RSUs and performance units will be settled as promptly as is practicable in accordance with applicable law. The Long-Term Incentive Plan will terminate on the earlier of (i) the earliest date as of which all awards granted under the Long-Term Incentive Plan have been satisfied in full or terminated and no shares approved for issuance under the Long-Term Incentive Plan remain available to be granted under new awards, or (ii) the tenth anniversary of date the Long-Term Incentive Plan, as amended and restated, is approved by our shareholders.

The Administrator may amend, alter or discontinue the Long-Term Incentive Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without his or her consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which our Common Shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to the Corporation or the participant. In no event, however, will an amendment be made without the approval of our shareholders to the extent such amendment would (i) materially increase the benefits accruing to participants under the Long-Term Incentive Plan, (ii) increase the number of shares that may be issued under the Long-Term Incentive Plan or to a participant, (iii) materially expand the eligibility for participation in the Long-Term Incentive Plan, (iv) eliminate or modify the prohibition on repricing of stock options and SARs, (v) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and SARs, (vi) modify the prohibition on the issuance of reload or replenishment options, (vii) amend the amendment provisions in the Long-Term Incentive Plan, or (viii) amend the Long-Term Incentive Plan to remove or exceed the 10% insider participation limit.

Summary of the Stock Option Plan

We established the Stock Option Plan in order to attract and retain directors, officers, employees and suppliers of ongoing services, who will be motivated to work towards ensuring our success. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which our securities are then traded and with all relevant securities legislation.

The proposed number of Common Shares issuable pursuant to the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See below for a complete description of the Long-Term Incentive Plan. As of December 31, 2024, there were 294,269 Common Shares unallocated and available for future grants of options under the Stock Option Plan; however, the Corporation does not intend on issuing any new stock options under the Stock Option Plan, and instead will issue any future stock options under the Long-Term Incentive Plan.

The burn rate for the Stock Option Plan for the most recently completed fiscal year is set out below:

Stock Option Plan
Year End	Options Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2024	0	2,581,308	0%
December 31, 2023	0	1,847,233	0%
December 31, 2022	0	1,854,537	0%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Stock Option Plan by the weighted average number of securities outstanding for the applicable fiscal year.

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Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities; and (ii) no single person eligible to receive grants under the Stock Option Plan (each a “Participant”) may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the HRNGC; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of seven or ten years following the date of their grant (the “Outside Expiry Date”), depending on the date of grant. The Board or the HRNGC, as the case may be, designates, at its discretion, the specific Participants to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the Outside Expiry Date and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the NASDAQ on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan shall vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the HRNGC, as the case may be. Participants may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.

Unless the Board or the HRNGC decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment or his or her employment is terminated with cause and, in the case of a Participant who is a non-employee director of us or one of our subsidiaries, the date on which such Participant ceases to be a member of the relevant Board; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is an Outside Director, six months following the date on which such Participant ceases to be a member of the Board by reason of death; (iii) 90 days following the date on which a Participant’s employment is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant; and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an “Early Expiry Date”).

The Stock Option Plan also provides that, if the expiry date of one or more options (whether an Early Expiry Date or an Outside Expiry Date) occurs during a Blackout Period (as defined below) or within the seven business days immediately after a blackout period imposed by us, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, “Blackout Period” means the period during which trading in our securities is restricted in accordance with our corporate policies.

If (i) we accept an offer to amalgamate, merge or consolidate with any other entity (other than one of our wholly-owned subsidiaries) or to sell or license all or substantially all of our assets to any other entity (other than one of our wholly-owned subsidiaries); (ii) we sign a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that our shareholders tender their Common Shares to such takeover bid; or (iii) holders of more than 50% of our then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by us, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten days following the Closing Date (as defined below). Upon the expiration of such ten-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. “Closing Date” is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror’s conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of our then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.

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The Stock Option Plan provides that the following amendments may be made to the Stock Option Plan only upon approval of each of the Board and our shareholders as well as receipt of all required regulatory approvals:

●	any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a “disinterested vote” at a duly convened shareholders’ meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2 of the Stock Option Plan;

●	any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

●	any amendment that would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

●	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

●	the addition of a deferred or restricted share unit component or any other provision that results in employees receiving securities while no cash consideration is received by us;

●	with respect to any Participant, whether or not such Participant is an “insider” and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications;

●	any reduction in the exercise price of any option after the option has been granted;

●	any cancellation of an option and the re-grant of that option under different terms;

●	any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an “insider” (except for extensions made in the context of a Blackout Period);

●	any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

●	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favorable to employees; and

●	any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

●	amendments of a “housekeeping” or clerical nature or to clarify the provisions of the Stock Option Plan;

●	amendments regarding any vesting period of an option;

●	amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a “non-insider”;

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●	adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to our shareholders on a pro rata basis provided such distribution is approved by our shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares; and

●	discontinuing or terminating the Stock Option Plan; and any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2024:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm/dd/yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised In-the- money Options(2) ($)	Issuance Date (mm/dd/ yyyy)	Number of Shares or Units of shares that have Not Vested (#)	Market or Payout Value of Share- based Awards that have Not Vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Gagnon, Gilles	01/02/2015	3,540	19.89	01/02/2025	—	—	—	—	—
	01/03/2017	9,440	54.38	01/03/2027	—	—	—	—	—
	01/03/2020	1,416	11.19	01/03/2025	—	—	—	—	—
	01/03/2023	3,540	19.27	01/03/2028	—	—	—	—	—
	—	—	—	—	—	05/15/2020	—	—	831
	—	—	—	—	—	05/19/2021	—	—	1,939
	—	—	—	—	—	08/03/2022	—	—	13,850
	—	—	—	—	—	06/14/2023	—	—	17,313
La Fratta, Giuliano	1/10/2022	500	35.52	01/10/2029	—	—	—	—	—
Prefontaine, Stacy	02/02/2015	2,360	15.54	02/02/2025	—	—	—	—	—
	01/02/2018	1,416	15.54	01/02/2028	—	—	—	—	—
	01/03/2020	826	11.19	01/03/2025	—	—	—	—	—
	01/03/2023	1,770	19.27	01/03/2028	—	—	—	—	—
	12/04/2019	200	87.00	12/04/2026	—	—	—	—	—
Gerlach, Matthias	12/14/2020	250	36.60	12/14/2027	—	—	—	—	—
	12/17/2021	500	42.05	12/17/2028	—	—	—	—	—
Ammer, Nicola	12/04/2019	250	87.00	12/04/2026	—	—	—	—	—
	12/14/2020	250	36.60	12/14/2027	—	—	—	—	—
	12/17/2021	500	42.05	12/17/2028	—	—	—	—	—
Teifel, Michael	12/17/2021	500	42.05	12/17/2028	—	—	—	—	—

(1)	The number of securities underlying unexercised options represents all awards outstanding as at December 31, 2024.

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(2)	“Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing price of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2024) of $2.77 and the exercise price of the options, multiplied by the number of unexercised options.

(3)	The Corporation used the closing price of its Common Shares on the NASDAQ as at the last trading day of the fiscal year (December 31, 2024) of $2.77.

For the financial year ended December 31, 2024, the Board did not approve any issuance of stock option awards to any of the Named Executive Officers.

6.4 Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2024:

	Option-based awards — Value vested during the year(1)	Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	$	$	$
Gagnon, Gilles	—	—	—
Paulini, Klaus	—	—	—
La Fratta, Giuliano	—	—	—
Prefontaine, Stacy	—	—	—
Gerlach, Mattias	—	—	—
Ammer, Nicola	—	—	—
Teifel, Michael	—	—	—

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date. If closing price of the Common Shares on the NASDAQ on the vesting date was lower than the exercise price, then $nil was considered realized.

6.5 Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2024, 2023 and 2022 (as applicable). All amounts in the table below reflect the compensation earned by the Named Executive Officers in respect of their capacities as officers of (a) Aeterna Zentaris Inc. prior to the completion of the Arrangement, and (b) of COSCIENS Biopharma Inc. following completion of the Arrangement, and do not reflect compensation paid by Ceapro to such individuals in such individuals’ capacities with Ceapro prior to the completion of the Arrangement. For more details on amounts paid by Ceapro prior to the completion of the Arrangement to certain Named Executive Officers, refer to the Corporation’s Annual Report on Form 20-F in respect of the year ended December 31, 2024 (i.e. the Annual Report), available on the Corporation’s profile on EDGAR at www.sec.gov. All amounts in the table below are in U.S. dollars. Mr. Gagnon’s, Mr. La Fratta’s, and Ms. Prefontaine’s cash payments were made in Canadian dollars. All cash amounts paid to Dr. Paulini, Dr. Gerlach, Dr. Teifel and Dr. Ammer were made in Euros.

On May 20, 2025, the Corporation filed a standalone Statement of Executive Compensation (the “Statement”) on SEDAR+ and EDGAR. The Statement incorrectly noted in the Summary Compensation Table that Mr. Gagnon’s salary during 2024, as described in footnote 4 thereof, was $363,275, and further stated that his total compensation during 2024 was $394,545. In fact, the correct amounts are $223,470 and $254,740, respectively, and are reflected in the table below and described further in footnote 4.

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					Non-equity incentive plan compensation(1)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans ($)		Long- term incentive plans ($)	Pension Value ($)(2)	All Other Compensation(3) ($)	Total Compensation ($)
Gagnon, Gilles(4)	2024	223,470	—	—	—		—	—	31,270	254,740
Former President and Chief	2023	—	—	—	—		100,400	—	63,107	163,507
Executive Officer	2022	—	—	—	—		71,000	—	57,286	128,286
Paulini, Klaus(5)	2024	333,629	—	—	43,271	(7)	—	369,221	—	746,121
Former President and Chief Executive	2023	324,097	—	—	46,543		—	593,905	—	964,545
Officer; Former Managing Director AEZS Germany	2022	319,614	—	—	45,561		—	218,798	—	583,972
La Fratta, Giuliano	2024	240,422	—	—	37,320	(7)	—	—	12,021	289,763
Senior Vice	2023	206,805	—	—	37,045		—	—	10,340	254,190
President, Finance and Chief Financial Officer	2022	208,262	—	14,944	31,192		—	—	12,921	267,319
Prefontaine, Stacy	2024	93,279	—	—	—		—	—	—	93,279
Former Chief	2023	—	—	—	—		—	—	—	—
Financial Officer of Ceapro(6)	2022	—	—	—	—		—	—	—	—
Gerlach, Matthias	2024	214,496	—	—	20,013	(7)	—	24,993	—	259,502
Senior Vice	2023	188,532	—	—	24,895		—	49,683	—	263,110
President Manufacturing and Supply Chain	2022	200,316	—	—	24,370		—	(247,820)	—	(23,115)
Ammer, Nicola	2024	179,815	—	—	17,308	(7)	—	5,028	—	202,151
Former Chief	2023	173,993	—	—	28,813		—	9,746	—	207,552
Medical Officer and Senior Vice President Clinical Development	2022	173,724	—	—	23,310		—	(29,047)	—	167,987
Teifel, Michael	2024	194,098	—	—	20,018	(7)	—	3,327	—	217,443
Chief Science	2023	188,757	—	—	23,813		—	35,672	—	248,242
Officer and Senior Vice-President	2022	153,558	—	—	23,310		—	(139,729)	—	37,138

(1)	Non-equity incentive plan compensation includes cash bonuses and DSUs.

(2)	Dr. Paulini participated in the DUPK (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK included indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations. Dr. Gerlach participates, and Dr. Ammer participated, in RUK 1 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Dr. Teifel participates in RUK 2 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. The pension value represents the change in the pension liability between December 31, 2023 and 2024 for each Named Executive Officer. In 2024, there was an increase in the discount rate actuarial assumption from 3.30% in 2023 to 3.40% in 2024, that is used to estimate the Pension Plan (as defined below) obligation. For several of the Named Executive Officers, this resulted in an increase in their pension value and is reflected in the above table.

(3)	Represents amounts contributed to registered retirement savings plans or 401K accounts, and in the case of Mr. Gagnon includes director’s fees received as an outside director until he became the President and Chief Executive Officer of the Corporation in 2024 following the completion of the Arrangement, at which time he no longer received compensation in his role as a director.

(4)	Mr. Gagnon received fees and DSUs for acting as a director of the Corporation in 2022 and 2023 and received $31,270 for his role as an outside director in 2024 until he became the President and Chief Executive Officer of the Corporation in 2024 following the completion of the Arrangement, at which time he no longer received compensation in his role as a director. Prior to the completion of the Arrangement, Mr. Gagnon was President and Chief Executive Officer of Ceapro. Amounts reflected in the table do not reflect compensation provided by Ceapro to Mr. Gagnon for his roles with Ceapro prior to the completion of the Arrangement. For details on Mr. Gagnon’s compensation from Ceapro prior to the completion of the Arrangement, refer to the Annual Report, available on the Corporation’s profile on EDGAR at www.sec.gov.

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(5)	Dr. Paulini ceased his roles as President and Chief Executive Officer of the Corporation, managing director of AEZS Germany, and executive director on June 3, 2024, but remained an employee of AEZS Germany for a transitional period that ended on January 31, 2025. Dr. Paulini did not receive any compensation in his role as a managing director of AEZS Germany or as an executive director. Upon his termination on January 31, 2025, Dr. Paulini received a severance payment of $311,558.

(6)	Ms. Prefontaine was the Chief Financial Officer of Ceapro until the completion of the Arrangement, and remained with Ceapro in a transitional role until February 2025. Amounts reflected in the table do not reflect compensation provided by Ceapro to Ms. Prefontaine prior to the completion of the Arrangement and only reflect compensation since the date of the Arrangement. For details on Ms. Prefontaine’s compensation from Ceapro prior to the completion of the Arrangement, refer to the Annual Report, available on the Corporation’s profile on EDGAR at www.sec.gov.

(7)	Refers to a bonus amount paid in early 2024 in respect of performance in 2023.

The value of option-based awards set out in the table above represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant multiplied by the Black-Scholes factor as at such date and the number of stock options granted on such date. For the option grant to Mr. La Fratta on January 10, 2022, the value of the grant was $35.52 and the Black-Scholes factor used was 84%. The Corporation used the Black-Scholes valuation model as it most accurately captured the fair value of such options.

6.6 Compensation of the Chief Executive Officer

The compensation of our Chief Executive Officer is governed by our executive compensation policy described below in Section 6.9, “Summary”, and the Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.

On May 20, 2025, the Corporation filed the Statement, which incorrectly noted that Mr. Gagnon’s total earnings were $394,545 during 2024. In fact, Mr. Gagnon’s total earnings during the financial year ended December 31, 2024 were $254,740 (in his roles as President and Chief Executive Officer following the completion of the Arrangement, and prior to such time, as an outside director).

The former President and Chief Executive Officer, Dr. Paulini, had total earnings (for all roles) during the financial year ended December 31, 2024 of $746,121 (inclusive of the increase in pension value described in footnote 2 of the Summary Compensation Table above in Section 6.5, “Summary Compensation Table”).

For the financial year ended December 31, 2024, the Board did not approve an award of stock options to either Mr. Gagnon or Dr. Paulini in accordance with the Long-Term Incentive Plan.

See Section 6.3.6 above, “Long-Term Equity Compensation Plan – Summary of the Stock Option Plan”, for a complete description of the Stock Option Plan. See Section 6.3.6 above, “Long-Term Equity Compensation Plan – Summary of the Long-Term Incentive Plan”, for a complete description of the Long-Term Incentive Plan.

6.7 Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2024, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	128,524	7.54	217,257
Equity compensation plans not approved by security holders	–	–	–
Total:	128,524	7.54	217,257

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6.8 Performance Graph

On December 31, 2024, the closing price of a Common Share on the NASDAQ was $2.77. The following graph shows the cumulative return of a $100 investment in the Common Shares made on December 31, 2019 on the NASDAQ, compared with the total return of the Nasdaq Capital Market Composite Index and the Nasdaq Biotechnology Index for each financial year shown on this graph.

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
COSCIENS (NASDAQ)	$100.00	$46.76	$39.04	$13.98	$8.18	$3.04
Nasdaq Capital Market Composite Index (^RCMP)	$100.00	$143.64	$174.36	$116.65	$167.30	$215.22
Nasdaq Biotechnology Index (^NBI)	$100.00	$125.69	$124.89	$111.27	$115.42	$113.84

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Our executive compensation is reviewed annually and approved by the Board upon the recommendation of the HRNGC. The HRNGC considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive’s individual performance, our performance (which is not necessarily tied exclusively to the trading price of our Common Shares) and other factors discussed above under Section 6.3, “Compensation Discussion & Analysis”. In addition, during the five-year period ended December 31, 2024, we were predominantly a pre-profit biopharmaceutical company, and thus the market price of our publicly traded equity securities may not fully reflect the long-term value of our underlying assets.

The trading price of our Common Shares is subject to fluctuation based on several factors, many of which are beyond our control and some of which are disclosed and discussed in our annual information form, management’s discussion and analysis, Annual Report on Form 20-F and other documents that we file from time to time with securities regulatory authorities and which are available on our profiles on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.

The performance graph set forth above shows that holders of our Common Shares have lost a significant portion of the value of their investment since year-end 2020. During the period covered by the performance graph, we replaced our senior management team and began to implement our strategy of transforming our business from being totally focused on drug discovery and development to being a specialty biotechnology company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. In 2021, we modified our business focus as follows: to investigate further therapeutic uses of Macimorelin, to expand pipeline development activities, to further expand the commercialization of Macimorelin in available territories and to co-fund with Novo Nordisk Biopharm Ltd. of the pediatric clinical trial, Study P02, in the E.U. and U.S. for Macimorelin trial costs up to €9.4 million. By December 31, 2022, the Corporation had in-licensed and continued to progress four pre-clinical development programs relating to potential therapeutics (neuromyelitis optica spectrum disorder, Parkinson’s Disease, hypoparathyroidism and amyotrophic lateral sclerosis), entered into license and supply agreements with NK Meditech Ltd, effective November 30, 2021, entered into a supply agreement with Atnahs Pharma UK Limited effective March 15, 2023 and continued its pivotal Study P02. In 2024, we completed the Arrangement and have begun to commercialize a diversified portfolio of cosmeceutical and nutraceutical, as well as pharmaceutical, products.

Therefore, the trend in the performance graph of our Common Shares on the NASDAQ does not correlate to the changes in compensation paid to our Named Executive Officers during the five-year period ended December 31, 2024.

6.9 Summary

In accordance with our executive compensation policy, a significant portion of the compensation of our executive officers is based upon an equitable balance between the Corporation’s performance and performance consistent with position responsibilities. During this period of transformation, while we work toward our goal of becoming a global leader in natural-based products and health and wellness, the HRNGC’s rationale for executive compensation is to encourage and reward performance that positions us for both short-term and long-term success, while protecting and building shareholder value. The HRNGC reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with our objectives, values and strategies.

If the circumstances so require, the HRNGC may recommend employment conditions and provisions of non-standard employment contracts that are different from those set out in the Corporation’s policies.

By the Human Resources, Nominating and Governance Committee

SECTION 7 – PENSION PLAN BENEFITS

Each Named Executive Officer who is employed with AEZS Germany participates or participated during the financial year ended December 31, 2024 in one or more of the defined benefit and multi-employer defined contribution pension plans (the “Pension Plans”) as identified below. The information below is given as of December 31, 2024 unless otherwise stated.

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7.1 Degussa Pensionskasse (“DUPK”)

Dr. Paulini participated in the DUPK until January 31, 2025, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations.

Under the funded multi-employer contribution portion of the DUPK, the contributions by AEZS Germany and Dr. Paulini were calculated based on Dr. Paulini’s total salary during the prior year. Dr. Paulini contributed 2% of his monthly average salary and AEZS Germany contributed an amount of 1.784 times his contribution. The contributions were limited to the social security contribution assessment ceiling. In 2024, the social security contribution assessment ceiling was $7,906 (€7,300) per month. Accordingly, Dr. Paulini contributed $158.12 (€146.00) monthly and AEZS Germany contributed $282.08 (€260.46) monthly.

Under the unfunded defined benefit portion of the DUPK, Dr. Paulini earned additional claims for future pension payments for the part of his salary that exceeded the social security contribution assessment ceiling (“Supplementary Pensions”) that were unfunded and were presented as a pensions benefit obligation on the balance sheet of the Corporation. The Supplementary Pensions amounted to 1.25% annually of a fictional salary peak, which was a percentage of the social security contribution assessment ceiling. Further, Dr. Paulini was entitled to annual Christmas benefits (“Christmas Benefits”), which amounted to 1.4% of the last pensionable monthly income for each year of service, limited by the social security contribution assessment ceiling. Dr. Paulini’s contribution and AEZS Germany’s contribution were transferred monthly to the pension fund, and AEZS Germany’s contribution was calculated with the salary payments and treated as provision for pension payment. Our subsidiary, Aeterna Zentaris GmbH, is liable to Dr. Paulini for the pension benefits that were promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Paulini is entitled to receive a pension payment based on the contributions that were made during his employment, and will also receive the Supplementary Pensions and Christmas Benefits, after reaching the statutory retirement age, independent of whether he worked with AEZS Germany until such age. All direct pension obligations as well as pension obligations from deferred compensation were included and have been included in the pensions benefit obligation of the Corporation.

7.2 Rückgedeckte Unterstützungskasse 1 (“RUK 1”)

Dr. Gerlach participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Gerlach’s monthly gross salary and Dr. Gerlach contributes 2% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. However, AEZS Germany provides an additional contribution of 18% of his monthly pensionable salary for the part of his salary that exceeds the social security contribution assessment ceiling. In 2024, the social security contribution assessment ceiling was $7,905 (€7,550) per month. Accordingly, AEZS Germany will contribute at most $1,596.23 (€1,473.90) (which includes the additional contribution of 18%) monthly and Dr. Gerlach will contribute at most $158.12 (€146.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. Our subsidiary, Aeterna Zentaris GmbH, is liable to Dr. Gerlach for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Gerlach will receive a pension payment based on the contributions that were made during his employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

In 2024, Dr. Ammer participated in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributed 2.4% of Dr. Ammer’s monthly gross salary and Dr. Ammer contributed 3% of her monthly gross salary. The contributions were limited to the social security contribution assessment ceiling. In 2024, the social security contribution assessment ceiling was $7,905 (€7,550) per month. Accordingly, AEZS Germany was to contribute at most $189.74 (€175.20) monthly and Dr. Ammer was to contribute at most $237.18 (€219.00) monthly. Both contributions were calculated with the monthly salary accounting and transferred to the relief fund monthly. Our subsidiary, Aeterna Zentaris GmbH, is liable to Dr. Ammer for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Ammer will receive a pension payment based on the contributions that were made during her employment after she has reached the statutory retirement age, independent of whether she worked with AEZS Germany until such age.

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7.3 Rückgedeckte Unterstützungskasse 2 (“RUK 2”)

Dr. Teifel participates in RUK 2, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 2, AEZS Germany contributes 2.4% of Dr. Teifel’s monthly gross salary and Dr. Teifel contributes 3% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2024, the social security contribution assessment ceiling is $7,905 (€7,550) per month. Accordingly, AEZS Germany will contribute at most $189.74 (€175.20) monthly and Dr. Teifel will contribute at most $237.18 (€219.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. Our subsidiary, Aeterna Zentaris GmbH, is liable to Dr. Teifel for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Teifel will receive a pension payment based on the contributions that were made during her employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

7.4 Benefit Summary Tables

The table below includes the following information about each Named Executive Officer participating in the pension, retirement or similar plans of the Corporation:

●	years of credited service as at December 31, 2024;
●	estimated annual benefit accrued, or earned, for service to December 31, 2024 and to the normal retirement age of 65; and
●	a reconciliation of the accrued obligation from December 31, 2023 to December 31, 2024.

	Number of years credited	Annual benefits payable ($)(2)		Opening present value of defined benefit	Compensatory	Non- compensatory	Closing present value of defined benefit
Name	service (#)(1)	At year end	At age 65	obligation ($)(3)	change ($)(4)	change ($)(5)	obligation ($)(3)
Paulini, Klaus(6)	27	109,165	110,320	1,947,250	369,221	—	2,316,471
Gerlach, Matthias	24	14,693	22,726	217,785	24,993	—	242,779
Ammer, Nicola(7)	10	2,842	5,003	38,835	5,028	—	43,863
Teifel, Michael	20	15,293	16,143	246,204	3,327	—	249,531

(1)	The number of years of credited service as at December 31, 2024 corresponds to the actual years of service with AEZS Germany.

(2)	For each Named Executive Officer, the amount of annual benefits payable at December 31, 2024 is the pension the Named Executive Officer would be entitled to starting at age 65 based on termination of employment at December 31, 2024. For each Named Executive Officer, the annual benefits payable at age 65 is the annual benefits payable at December 31, 2024 increased to reflect estimated credited service at age 65.

(3)	The present value is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed in the Corporation’s consolidated financial statements. In the past, certain Pension Plans were accounted for as defined contribution plans as sufficient information was not available for the Corporation to account for its proportionate share of the defined benefit obligation, plan assets and cost associated with such Pension Plans. In 2021, additional information became available to the Corporation, which began to account for its proportionate share of the defined benefit obligation and plan assets. The opening present value of defined benefit obligation for each Named Executive Officer was adjusted to reflect the revised accounting treatment.

(4)	Compensatory change represents the change in the pension liability between December 31, 2023 and 2024 for each Named Executive Officer.

(5)	The calculations of reported amounts use the same actuarial assumptions and methods that are used for calculating accrued benefit obligations and annual expenses, as disclosed in the Corporation’s consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 in Note 15, “Employee future benefits” and as prescribed by International Financial Reporting Standards. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers so, as a result, the figures may not be directly comparable across issuers. All amounts shown above are based on assumptions and represent contractual entitlements that may change over time.

(6)	Dr. Paulini continued in a transitional role with AEZS Germany until January 31, 2025.

(7)	Dr. Ammer departed the Corporation on March 31, 2025.

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The table below includes amounts from AEZS Germany’s defined contribution plans. Any difference between (i) the sum of the “accumulated value at start of year” column plus the “compensatory” column and (ii) the “accumulated value at end of year” column is attributable to the employee’s contributions to the pension plan during the year ended December 31, 2024, as well as changes in the foreign exchange rate, each employee’s contributions being made in Euros.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Teifel, Michael	14,004	2,352	19,017

SECTION 8 – EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

8.1 Employment and Change of Control Agreements

We had, or one of our subsidiaries had, entered into an employment agreement and, in some cases, a change of control agreement, with each of our Named Executive Officers. The applicable terms of the agreements that provide for payments to our Named Executive Officers upon termination, resignation, retirement, change of control of the Corporation or change in the Named Executive Officer’s responsibilities are described below.

8.1.1 Klaus Paulini

We entered into an employment agreement with Dr. Paulini, effective as of October 4, 2019 (the “Employment Agreement”) for his position as Chief Executive Officer of the Corporation. The Corporation, through AEZS Germany, also entered into a service agreement with Dr. Klaus Paulini effective as of July 26, 2019 (the “Services Agreement”) for his position as Managing Director of AEZS Germany. The Employment Agreement provided that we will pay Dr. Paulini an initial base salary of €260,000 per annum, which included payment for his service as Managing Director of AEZS Germany. Additionally, pursuant to the Employment Agreement, we provided Dr. Paulini with an initial grant of 8,750 stock options in November 2019. Under the terms of the Services Agreement, Dr. Paulini could receive subsequent grants of stock options at the discretion of the Board or the relevant committee, an annual bonus subject to the determination and approval of the relevant committee and participation in an employer-sponsored pension scheme.

Dr. Paulini resigned as a director and as Chief Executive Officer of the Corporation on June 3, 2024. He remained an employee of AEZS Germany for a transitional period to assist with the integration of Ceapro and Aeterna Zentaris Inc., and on January 31, 2025, he received a severance payment in an amount equal to €300,000 in accordance with the terms of his Employment Agreement.

8.1.2 Gilles Gagnon

Mr. Gagnon, Ceapro and Prodev Pharma Inc. (Mr. Gagnon’s consulting company) (“Prodev”) were parties to a service agreement dated January 1, 2017 pursuant to which Mr. Gagnon and Prodev provided services to Ceapro (the “Ceapro Agreement”). As a result of the Arrangement, pursuant to a termination letter and release, the Ceapro Agreement was terminated effective September 30, 2024. Concurrently, Mr. Gagnon and the Corporation entered into a fixed-term employment agreement effective October 1, 2024 (the “Fixed-Term Agreement”), pursuant to which Mr. Gagnon: (i) would remain the Chief Executive Officer of the Corporation until the earlier of the date of appointment of a new Chief Executive Officer and September 30, 2025 (the latter date being the “Termination Date”); and (ii) currently serves as a special consultant to the new Chief Executive Officer, as such Chief Executive Officer was appointed prior to the Termination Date.

Following the Termination Date, subject to the below, the Corporation will pay Mr. Gagnon a gross amount of CAD$670,000 (the “Gross Amount”), which corresponds to: (i) 12 months of base salary, and (ii) a bonus in the amount of CAD$120,000, within a reasonable delay following the receipt by the Corporation of a final release confirming that it has fulfilled all obligations to Mr. Gagnon. Mr. Gagnon’s participation in any benefit and incentive plans of the Corporation ceases on the Termination Date.

Pursuant to the Fixed-Term Agreement, in the event that Mr. Gagnon is terminated for just cause prior to the Termination Date, Mr. Gagnon would only be entitled to all accrued but unpaid wages and vacation pay owing up to the date of termination of his employment, and would not be entitled to any notice of termination of employment (or pay in lieu of), and would not be entitled to payment of the Gross Amount. In the event that Mr. Gagnon is terminated without just cause, he would be entitled to receive all accrued but unpaid wages and vacation pay owing up to the date of termination of his employment, the payment of his base salary until the Termination Date, as well as the Gross Amount.

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8.1.3 Giuliano La Fratta

We entered into an employment agreement in January 2022 with Giuliano La Fratta, Senior Vice President, Finance and Chief Financial Officer (“CFO”). In accordance with the terms of his employment agreement, Mr. La Fratta will receive an RRSP contribution equal to 5% of his base salary.

If there is a termination of the CFO’s employment by us without “Cause” (as defined in the relevant employment agreement), then the CFO will be entitled to receive a severance payment depending on the length of his service. At the end of December 31, 2024 the CFO would have been entitled to receive a severance payment in the amount equal to CAD$753,500.

The Corporation entered into a change of control agreement with Mr. La Fratta on November 18, 2022 which was subsequently amended on November 10, 2023. The change of control agreement provides that it expires on: (a) November 18, 2024 if no change of control occurs prior to such date; or (b) if a change of control occurs within the 12-month period beginning on November 18, 2023, the last day of the 12-month period beginning on the date on which the change of control occurred. As such, the agreement will expire on the last day of the 12-month period beginning on the date the Arrangement closed.

Under the change of control agreement, Mr. La Fratta is entitled to certain payments if, following a change of control, his employment is terminated either by COSCIENS without cause or by Mr. La Fratta if his salary or duties and responsibilities are materially reduced following a change of control. Upon the occurrence of either of the foregoing, Mr. La Fratta is entitled to receive: all accrued but unpaid salary, vehicle allowance and vacation pay; an amount equal to 18 months of his base salary; an amount equal to his annual bonus; an amount equal to 1.5 times his annual bonus based on the target annual bonus for the year in which the change of control occurs; and a cash amount equal to 1.5 times the annual premium cost to the Corporation of providing his insured health benefits. Additionally, all outstanding options will automatically vest upon a change of control.

8.1.4 Stacy Prefontaine

Ms. Prefontaine was the Chief Financial Officer of Ceapro until the closing of the Arrangement, and remained with Ceapro in a transitional role until February 2025. Upon the termination of her employment agreement, Ms. Prefontaine received a severance payment of CAD$203,040.

8.1.5 Matthias Gerlach

AEZS Germany entered into an employment agreement in January 2001 with Dr. Gerlach, Senior Vice President Manufacturing and Supply Chain and Managing Director of AEZS Germany. In accordance with the terms of his employment agreement, Dr. Gerlach will receive a pension payment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during his employment with AEZS Germany.

8.1.6 Michael Teifel

AEZS Germany entered into an employment agreement in May 2021 with Dr. Michael Teifel, Chief Science Officer and Senior Vice President Non-Clinical Development. In accordance with the terms of his employment agreement, Dr. Teifel will receive a pension payment after he has reached statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during the employment with AEZS Germany.

8.1.7 Nicola Ammer

AEZS Germany entered into an employment agreement in April 2015 with Dr. Ammer, former Chief Medical Officer, Senior Vice President Clinical Development. In accordance with the terms of her employment agreement, Dr. Ammer will receive a pension payment after she has reached the statutory retirement age, independent of whether she worked with AEZS Germany until such age, in an amount to be based on the contributions that were made during her employment with AEZS Germany. See Section 7 above, “Pension Plan Benefits”, for more information on Dr. Ammer’s pension benefits. Dr. Ammer ceased to be employed by the Corporation on March 31, 2025.

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8.2 Summary Termination Value Table

The table below shows estimated incremental payments that would be triggered, pursuant to their individual employment contracts, in the event of a termination of employment of our Named Executive Officers who were employed on December 31, 2024 and who remain employed.

Name	Termination Provisions Value (CAD$)(1) (2)
Gagnon, Gilles	670,000
La Fratta, Giuliano	753,500
Gerlach, Matthias	—
Teifel, Michael	—

(1)	The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2024).
(2)	Value of earned/unused vacation, if applicable, and amounts owing for expense reimbursement are not included as they are not considered as “incremental” payments made in connection with termination of employment.

SECTION 9 – APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

9.1 Appointment of Auditors

The Board proposes that Deloitte LLP (“Deloitte”) be appointed as our auditors and that our directors be authorized to determine their compensation upon the recommendation of the Corporation’s Audit Committee (the “Audit Committee”). The auditors will hold office until the next annual meeting of shareholders or until their successor is appointed. Deloitte have acted as our auditors since June 14, 2023.

Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of Deloitte and the authorization of our directors to determine their compensation.

9.2 Audit Committee Disclosure

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires issuers to disclose certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. We are including such required disclosure with respect to our Audit Committee in this Circular. The Audit Committee Charter is attached as Schedule C to this Circular.

9.3 Composition of the Audit Committee

As of the date hereof, Mr. David Spear (Chair), Dr. Ulrich Kosciessa and Mr. Peter H. Puccetti are the members of our Audit Committee, each of whom was independent and financially literate within the meaning of NI 52-110 as at such date.

9.4 Education and Relevant Experience

For the education and relevant experience of each of Mr. Spear, Dr. Kosciessa and Mr. Puccetti, see above under Section 5.1, “Board of Directors – Director Biographies”.

The members of the Audit Committee have an understanding of the Corporation’s accounting principles, an ability to assess the application of such accounting principles, experience preparing, auditing, analyzing or evaluating financial statements and an understanding of internal controls and procedures for financial reporting.

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9.5 Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the committee shall approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval. For the year ended December 31, 2024, Deloitte billed us $217,046 for non-audit services that were approved by the Audit Committee. For the year ended December 31, 2023, Deloitte billed us $58,639 for non-audit services that were approved by the Audit Committee.

9.6 External Auditor Service Fees

In addition to performing the audit of our consolidated financial statements and its subsidiaries, Deloitte and our former auditor, Ernst & Young LLP (“E&Y”), provided other services to us and our subsidiaries and billed us and our subsidiaries the following fees for each of our two most recently completed financial years. E&Y resigned as the Corporation’s auditor on March 25, 2023. All amounts presented below are in U.S. dollars.

Fees	Financial Year Ended December 31, 2024(1)	Financial Year Ended December 31, 2023
Audit Fees(2)	$668,481	$394,345 (Deloitte) $127,288 (E&Y)
Audit-Related Fees(3)	$217,046	$58,639 (Deloitte)
Tax Advisory Fees(4)	$nil	$nil
All Other Fees(5)	$nil	$5,198 (Deloitte)
Total Fees:	$885,527	$585,470

(1)	All amounts in this column refer to fees billed by Deloitte.
(2)	Refers to all fees incurred in respect of audit services, being the professional services rendered by our external auditor for the audit and review of our financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements. E&Y reviewed the Corporation’s quarterly consolidated financial statements during the financial year ended December 31, 2023.
(3)	Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and prospectus supplements and the delivery of customary consent and comfort letters in connection therewith. With respect to the Financial Year Ended December 31, 2024, includes $212,306 for services rendered to Aeterna Zentaris Inc. prior to the Arrangement.
(4)	Refers to all fees incurred in respect of tax compliance, tax planning and tax advice.
(5)	Refers to all fees not included in audit fees, audit-related fees and tax fees.

SECTION 10 – RECONFIRMATION AND APPROVAL OF THE RIGHTS PLAN

10.1 Background

The Board approved the Rights Plan on March 26, 2019, which was then approved, ratified and confirmed by the shareholders at the annual and special meeting of shareholders of the Corporation on May 8, 2019. In accordance with its terms, the continuation of the Rights Plan was then reconfirmed and approved by the Corporation’s shareholders at the annual and special meeting of shareholders of the Corporation held on June 21, 2022. The Rights Plan was implemented to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid or other acquisition of control of the Corporation.

The Rights Plan had an initial term of three years and, pursuant to the terms of the Rights Plan, is required to be reconfirmed by shareholders every three years, including at the Meeting. Failing reconfirmation as required under the Rights Plan, the Rights Plan and all outstanding Rights (as defined below) thereunder will terminate immediately following the Meeting. No changes or amendments are being proposed to the Rights Plan.

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10.2 Summary of Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms thereof. Capitalized terms not otherwise defined in this Section 10 shall have the meaning ascribed to such terms in the Rights Plan. A copy of the Rights Plan is available on the Corporation’s website at www.cosciensbio.com, and on the Corporation’s issuer profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. A copy will also be provided upon request to a securityholder of the Corporation by our Corporate Secretary at 222 Bay St. Suite 3000, Toronto, ON M5K 1E7.

For the purposes of this summary and as set out in the Rights Plan, the term “NI 62-104” refers to National Instrument 62-104 –Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities, as now in effect or as the same may from time to time be amended, re-enacted or replaced and including for greater certainty any successor instrument thereto.

10.2.1 Operation of the Rights Plan

Pursuant to the terms of the Rights Plan, one (1) Right was issued in respect of each Common Share outstanding at 5:01 p.m. on March 29, 2016 (the “Record Time”). In addition, we will issue one (1) Right for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain anti-dilution adjustments (the “Exercise Price”), and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right will entitle the holder thereof, other than an Acquiring Person (as defined below) or any other person whose rights are or become void pursuant to the provisions of the Rights Plan, to purchase from us, effective at the close of business on the eighth trading day after the Stock Acquisition Date (as defined below), upon payment to us of the Exercise Price, Common Shares having an aggregate Market Price equal to twice the Exercise Price on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

10.2.2 Definition of Market Price

Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the volume weighted average trading price of the Common Shares for the 20 consecutive trading days (i.e. days on which the Toronto Stock Exchange or another stock exchange or national securities quotation system on which the Common Shares are traded (including for greater certainty, each of the Nasdaq Global Select Market, the Nasdaq Global Market and the Nasdaq Capital Market) is open for the transaction of business, subject to certain exceptions), through and including the trading day immediately preceding such date of determination, subject to certain exceptions.

10.2.3 Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the rights), the rights trade together with the Common Shares and are represented by the same share certificates as the Common Shares or an entry in our securities register in respect of any outstanding Common Shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.

10.2.4 Separation Time

The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth business day after the earliest to occur of:

1. the first date (the “Stock Acquisition Date”) of a public announcement of facts indicating that a person has become an Acquiring Person; and

2. the date of the commencement of, or first public announcement of the intention of any person (other than us or any of our subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of our outstanding Common Shares other than a Permitted Bid (as defined below) or a Competing Permitted Bid (as defined below), so long as such take-over bid continues to satisfy the requirements of a Permitted Bid or a Competing Permitted Bid, as the case may be.

The Separation Time can also be such later time as may from time to time be determined by the Board, provided that if any such take-over bid expires, or is canceled, terminated or otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, it shall be deemed never to have been made and if the Board determines to waive the application of the Rights Plan to a particular Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

From and after the Separation Time and prior to the Expiration Time, each right entitles the holder thereof to purchase one (1) Common Share upon payment of the Exercise Price to us.

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10.2.5 Flip-in Event

The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert with such person, of more than 20% of the outstanding Common Shares, other than by way of a Permitted Bid, a Competing Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a “Flip-in Event”.

In the event that, prior to the Expiration Time, a Flip-in Event that has not been waived occurs (see Section 10.2.7 below, “Waiver and Redemption”), each right (other than those held by or deemed to be held by the Acquiring Person) will thereafter entitle the holder thereof, effective as at the close of business on the eighth trading day after the Stock Acquisition Date, to purchase from us, upon payment of the Exercise Price and otherwise exercising such right in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of the Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (subject to certain anti-dilution adjustments described in the Rights Plan).

A bidder may enter into Permitted Lock-up Agreements with our shareholders (“Locked-up Persons”) who are not affiliates or associates of the bidder and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the bidder, whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without the bidder being deemed to beneficially own the Common Shares deposited pursuant to the Lock-up Bid. Any such agreement must include a provision that permits the Locked-up Person to withdraw the Common Shares to tender to another take-over bid or to support another transaction that will either provide greater consideration to the shareholder than the Lock-up Bid or provide for a right to sell a greater number of shares than the Lock-up Bid contemplates (provided that the Permitted Lock-up Agreement may require that such greater number exceed the number of shares under the Lock-up Bid by a specified percentage not to exceed 7%).

A Permitted Lock-up Agreement may require that the consideration under the other transaction exceed the consideration under the Lock-up Bid by a specified amount. The specified amount may not be greater than 7%. For greater certainty, a Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price in another transaction as long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw the Common Shares during the period of the other take-over bid or transaction.

The Rights Plan requires that any Permitted Lock-up Agreement be made available to us and the public. The definition of Permitted Lock-up Agreement also provides that under a Permitted Lock-up Agreement, no “break up” fees, “topping” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the aggregate consideration payable under the Lock-up Bid, and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid, can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another take-over bid or support another transaction.

10.2.6 Permitted Bid Requirements

The requirements of a “Permitted Bid” include the following:

1. the take-over bid must be made by means of a take-over bid circular;

2. the take-over bid must be made to all holders of Common Shares wherever resident, on identical terms and conditions, other than the bidder;

3. the take-over bid must not permit Common Shares tendered pursuant to the bid to be taken up or paid for:

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a) prior to the close of business on a date that is not less than 105 days following the date of the relevant take-over bid or such shorter minimum period that a take-over bid (that is not exempt from any of the requirements of Division 5 – Bid Mechanics of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104;

b) then only if at the close of business on the date Common Shares (and/or “Convertible Securities”, as defined in the Rights Plan) are first taken up or paid for under such take-over bid, outstanding Common Shares and Convertible Securities held by shareholders other than any other Acquiring Person, the bidder, the bidder’s affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit-sharing plan, stock participation plan or trust for the benefit of our employees or the employees of any of our subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid (collectively, “Independent Shareholders”) that represent more than 50% of the aggregate of (I) then outstanding Common Shares and (II) Common Shares issuable upon the exercise of Convertible Securities, have been deposited or tendered pursuant to the take-over bid and not withdrawn;

4. the take-over bid must allow Common Shares and/or Convertible Securities to be deposited or tendered pursuant to such take-over bid, unless such take-over bid is withdrawn, at any time prior to the close of business on the date Common Shares and/or Convertible Securities are first taken up or paid for under the take-over bid;

5. the take-over bid must allow Common Shares and/or Convertible Securities to be withdrawn until taken up and paid for; and

6. in the event the requirement set forth in clause 3.b) above is satisfied, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement.

A Permitted Bid need not be a bid for all outstanding Common Shares not held by the bidder, i.e., a Permitted Bid may be a partial bid. The Rights Plan also allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement set out in clause 3.a) above and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the take-over bid constituting the Competing Permitted Bid; provided, however, that a take-over bid that has qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time as when such take-over bid ceases to meet any or all of the foregoing provisions of the definition of “Competing Permitted Bid” and any acquisition of Common Shares and/or Convertible Securities made pursuant to such take-over bid that qualified as a Competing Permitted Bid, including any acquisition of Common Shares and/or Convertible Securities made before such take-over bid ceased to be a Competing Permitted Bid, will not be a “Permitted Bid Acquisition” (as defined in the Rights Plan).

10.2.7 Waiver and Redemption

The Board may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of our Common Shares. In such an event, such waiver shall also be deemed to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares prior to the expiry of the first mentioned take-over bid.

The Board may, with the approval of a majority of Independent Shareholders (or, after the Separation Time has occurred, holders of rights, other than rights which are void pursuant to the provisions of the Rights Plan or which, prior to the Separation Time, are held otherwise than by Independent Shareholders), at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all, but not less than all, of the then outstanding rights at a price of CAN$0.00001 each, appropriately adjusted as provided in the Rights Plan (the “Redemption Price”).

Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding rights at the Redemption Price without the consent of the holders of the Common Shares or the rights and reissue rights under the Rights Plan to holders of record of Common Shares immediately following such redemption. Upon the rights being so redeemed and reissued, all the provisions of the Rights Plan will continue to apply as if the Separation Time had not occurred, and the Separation Time will be deemed not to have occurred and we shall be deemed to have issued replacement rights to the holders of its then outstanding Common Shares.

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10.2.8 Amendment to the Rights Plan

The Rights Plan may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder, without the prior approval of the holders of the Common Shares or Rights (but subject to subsequent ratification in accordance with the terms of the Rights Plan). Prior to the Separation Time, we may, with the prior consent of the holders of Common Shares, amend, vary or delete any of the provisions of the Rights Plan in order to effect any changes which the Board, acting in good faith, considers necessary or desirable. We may, with the prior consent of the holders of rights, at any time after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of the Rights Plan.

10.2.9 Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of rights and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of rights.

In accordance with the terms of the Rights Plan, proportionate adjustments were made in connection with the 2022 Consolidation and the 2024 Consolidation. As of July 18, 2022, in connection with the 2022 Consolidation, the Exercise Price of each Right outstanding as of such date was divided by 25, and each Right outstanding as of such date was changed and consolidated into that number or Rights equal to 1/25 of one Right. Then, on May 3, 2024, the Exercise Price of each Right outstanding as of such date was divided by four, and each Right outstanding as of such date was changed and consolidated into that number or Rights equal to 1/4 of one Right.

10.2.10 Fiduciary Duty of Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to our best interests and the best interests of our shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to our shareholders as are considered appropriate.

10.2.11 Exemptions for Investment Advisors

Fund managers, investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

10.2.12 Term

The Rights Plan will expire on the earlier of (i) the Termination Time (as defined within the Rights Plan); and (ii) the close of business on the date on which the annual meeting of the Corporation to be held in 2025 and at every third annual meeting of the Corporation thereafter occurs and at which the Rights Plan is not reconfirmed or presented for reconfirmation as contemplated in the Rights Plan (the “Expiration Time”).

10.3 Recommendation of the Board

To be effective, the resolution re-confirming and approving the Rights Plan must be approved by not less than a majority of the votes cast (50% +1 vote) by the holders of Common Shares present virtually, or represented by proxy, at the Meeting. Shareholders will be asked at the Meeting to approve the following resolution:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF COSCIENS BIOPHARMA INC. (THE “CORPORATION”) THAT:

1. the continuance of the Amended and Restated Shareholder Rights Plan Agreement between the Corporation and Computershare Trust Company of Canada, as rights agent, dated as of May 8, 2019 (the “Rights Plan”), and the issuance of all Rights (as defined in the Rights Plan) pursuant to the Rights Plan, all as substantially described in the management proxy circular of the Corporation dated May 27, 2025, is hereby re-confirmed and approved; and

2. any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.”

Our Board recommends that shareholders vote FOR the reconfirmation and approval of the Rights Plan. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the foregoing resolution at the Meeting.

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SECTION 11 – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance to be important to our effective operations. We comply with applicable Canadian legislation and regulations such as National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “CSA Disclosure Instrument”). The CBCA sets out required disclosure in respect of diversity among directors and members of senior management that is required to be placed before shareholders at every annual meeting of a publicly-listed CBCA corporation (the “CBCA Diversity Requirements”).

Pursuant to such requirements, we set out in Schedule A to this Circular the disclosure required by the CSA Disclosure Instrument and the CBCA Diversity Requirements and provide a response to each item, which collectively describe how we have integrated these “best practices” of corporate governance.

SECTION 12 – INDEBTEDNESS OF DIRECTORS, PROPOSED DIRECTORS AND OFFICERS

Neither at any time during the financial year ended December 31, 2024 nor as at the date hereof were any of the directors, proposed directors or officers, nor any associates of any such persons, indebted to us in respect of the purchase of our securities or otherwise. The Board has adopted a resolution prohibiting (i) the making of any new loans to its directors and officers; and (ii) modifying the material terms of any such then existing loans.

SECTION 13 – INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth herein, and as set forth in “Section 13 – Interest of Informed Persons in Material Transactions” of the Corporation’s management proxy circular dated June 13, 2024 (the “2024 Circular”) in respect of the Corporation’s annual general and special meeting of shareholders held on July 16, 2024, which is available on the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and which section is incorporated herein by this reference, the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an “informed person” as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

SECTION 14 – SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals to be considered at the 2026 annual meeting of shareholders must be received at the head office of the Corporation between January 27, 2026 and March 28, 2026 to be included in the management proxy circular for such annual meeting.

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SECTION 15 – ADDITIONAL INFORMATION

We will provide the following documents to any person or company upon request to our Corporate Secretary, at 222 Bay St. Suite 3000, Toronto, ON M5K 1E7:

●	one copy of our audited annual financial statements for our most recently completed financial year together with the report of the independent registered public accounting firm thereon and Management’s Discussion and Analysis for such financial year and one copy of any interim financial statements that we published subsequent to the financial statements for our most recent financial year and Management’s Discussion and Analysis thereon;

●	one copy of the 2024 Circular;

●	one copy of the Rights Plan; and

●	one copy of this Circular.

In addition, our Annual Report on Form 20-F will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada and the U.S. as well as any other document incorporated by reference therein. We may require the payment of reasonable expenses if a request is received from a person who is not a holder of our securities, unless we make a distribution of our securities pursuant to a short-form prospectus, in which case such documents will be provided free of charge. Additional information relating to the Corporation and copies of our public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following websites: www.cosciensbio.com, www.sedarplus.ca and www.sec.gov. Financial information related to us is provided in our audited consolidated comparative financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2024.

SECTION 16 – DIRECTORS’ APPROVAL

The Board has approved the contents of this Circular and its sending to the shareholders of the Corporation.

Dated at Toronto, Ontario,

June 3, 2025.

/s/ Peter H. Puccetti

Peter H. Puccetti

Chair of the Board

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SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

FORM 58-101F1

1.	BOARD OF DIRECTORS

A.	Disclose the identity of directors who are independent.

All of the six directors as of the date hereof are independent, namely Peter H. Puccetti, Anthony J. Giovinazzo, Ulrich Kosciessa, Ronald W. Miller, Robert A. Seager and David Spear.

B.	Disclose the identity of directors who are not independent and describe the basis for that determination.

N/A

C.	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is composed entirely of independent directors as of the date hereof.

D.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

As of the date hereof:

Name of director	Name of reporting issuer
Anthony Giovinazzo	Conavi Medical Inc. (TSXV) Xortx Therapeutics Inc. (TSXV)

E.	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

During every regular Board meeting, there is a portion during which non-independent directors and members of management do not participate.

F.	Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board as of the date hereof, Mr. Peter H. Puccetti, is an independent director. The roles and responsibilities of the Chair of the Board are described below.

G.	Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

There were 10 Board meetings, 4 Audit Committee meetings, 0 NGCC meetings, 0 Strategic Committee meetings, 1 NGC meeting, 3 HRCC meetings, and 2 HRNGC meetings held in 2024. The following table sets forth the attendance record of each director for such meetings that occurred during such time as they were directors of the Corporation.

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Board Director	Board Meeting	Audit Committee	NGCC(1)	Strategic Committee(1)	NGC(1)	HRCC(1)	HRNGC(1)
Edwards, Peter G.(2)	2/2	1/1	—	—	—	—	—
Egbert, Carolyn(3)	6/7	2/2	—	—	1/1	3/3	—
Gagnon, Gilles	10/10	4/4	—	—	—	2/3	1/2
Paulini, Klaus(4)	2/2	1/1	—	—	—	—	—
Turpin, Dennis(5)	6/6	2/2	—	—	—	1/3	—
Foster, Geneviève(6)	8/8	3/3	—	—	—	3/3	2/2
Kosciessa, Ulrich(6)	6/8	2/3	—	—	—	2/3	2/2
Labbé, Pierre(7)	3/4	2/2	—	—	—	—	—
Li, William W.(6)	6/8	—	—	—	1/1	1/3	2/2
Miller, Ronald W.(6)	8/8	3/3	—	—	1/1	2/3	2/2

(1)	On June 3, 2024, following completion of the Arrangement, the NGCC (which did not hold any meetings in 2024) was dissolved, and the NGC and HRCC were formed. The Strategic Committee was also dissolved on June 3, 2024 and did not hold any meetings in 2024. Then, on November 6, 2024, in order to streamline committee functions and reduce aggregate directors’ fees, the NGC and HRCC were dissolved and the HRNGC was formed.
(2)	Mr. Edwards’ tenure on the Board ended on July 16, 2024.
(3)	Ms. Egbert’s tenure on the Board ended on October 8, 2024.
(4)	Dr. Paulini’s tenure on the Board ended on June 3, 2024, following completion of the Arrangement.
(5)	Mr. Turpin’s tenure on the Board ended on October 1, 2024.
(6)	Joined the Board on June 3, 2024, following completion of the Arrangement.
(7)	Joined the Board on October 1, 2024.

2.	BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has adopted and approved a written mandate that was amended and restated on June 13, 2024, a copy of which is attached as Schedule B to this Circular.

3.	POSITION DESCRIPTIONS

A.	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted and approved a written description for the chair of the Board and the chair of each Board committee. The mandate of the Chair of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. The Chair assists the President and Chief Executive Officer in overseeing the operational aspects involved in managing the Corporation. In addition, the Chair ensures that the Board adequately discharges its mandate and that the Board’s responsibilities and lines of delineation between the Board and management are well understood by the directors. The mandates of each committee provide that each committee chair’s responsibility is to manage efficiently his or her respective committee. Each committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

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B.	Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer. The Board expects the Chief Executive Officer and the Corporation’s senior management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board.

4.	ORIENTATION AND CONTINUING EDUCATION

A.	Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chair of the Board meets new directors in order to give them information on the Corporation’s operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

B.	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

While no formal continuing education program currently exists for the directors of the Corporation, the Corporation actively encourages directors to attend, enroll or participate in courses and/or seminars dealing with topics of importance to directors of public corporations such as financial literacy, corporate governance and related matters. The directors of the Corporation have the responsibility for ensuring that they maintain the skill and knowledge necessary to meet their obligations as directors, including staying abreast of “best practices” in their roles as directors and in respect of their committee assignments (as applicable).

5.	ETHICAL BUSINESS CONDUCT

A.	Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

(i)	Disclose how a person or company may obtain a copy of the code.

The Corporation has adopted a Code of Conduct and Business Ethics applicable to all of its directors, officers, employees and contractors (the “Code of Ethical Conduct”). The Corporation has also adopted a Code of Business Conduct and Ethics for members of its Board (“Code of Business Conduct”). Each of the Code of Ethical Conduct and Code of Business Conduct are available on the website of the Corporation.

(ii)	Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.

A copy of the Code of Ethical Conduct was sent to each director, officer and employee when it was initially adopted and such persons also receive copies of the Code of Ethical Conduct as and when it is updated. In addition, each new director, officer or employee also receives a copy of the relevant Code when hired or, in the case of directors, when they join the Board. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code as well as financial and/or accounting irregularities or fraud.

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(iii)	Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report was filed by the Corporation since January 1, 2024 regarding departures from the Code of Ethical Conduct or Code of Business Conduct by directors or executive officers.

B.	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements or as otherwise disclosed in the Circular. In the case of a material transaction whereby a director or executive officer would have an interest, the director or executive officer would disclose to the Corporation, in writing or by requesting to have it entered in the minutes of meetings of directors (or of meetings of committees, as applicable), the nature and extent of any interest that he or she has in the material transaction, whether made or proposed, with the Corporation, in accordance with the requirements of the CBCA. In addition, any interested director would not vote on any resolution to approve the material transaction, unless permitted by the CBCA.

C.	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation is committed to preserving its reputation for integrity and excellence, and to conducting the business and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation’s culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the website of the Corporation. In addition, in compliance with the Corporation’s policy, the Chair of the Audit Committee reports on a quarterly basis any report or complaints made under the anonymous hotline.

6.	NOMINATION OF DIRECTORS

A.	Describe the process by which the Board identifies new candidates for Board nomination.

The selection of new candidates is made by the HRNGC. This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

B.	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The HRNGC is composed entirely of independent directors.

C.	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The HRNGC serves as the Corporation’s nominating committee. Among other things, the HRNGC: assists the Board in developing the Corporation’s approach to corporate governance issues; proposes individuals qualified to become Board and committee members, consistent with criteria approved by the Board; oversees the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors; develops and recommends to the Board a set of corporate governance principles applicable to the Corporation; and plays a leadership role in the Corporation’s corporate governance.

7.	COMPENSATION

A.	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The compensation of directors and officers is recommended by the HRNGC to the Board for approval. Compensation is reviewed annually.

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B.	Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The HRNGC serves as the Board’s compensation committee. Each member of the HRNGC is an independent director.

C.	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HRNGC serves as the Board’s compensation committee. Among other things, the HRNGC assists the Board in discharging its responsibilities relating to executive and other human resources matters including hiring, assessment, compensation matters (including the management of compensation-related risk) and succession planning.

8.	OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The standing committees of the Corporation as of the date hereof are the Audit Committee and the HRNGC.

On December 1, 2021, the Strategic Committee was established to evaluate, consider, recommend to the Board and implement opportunities to maximize shareholder value including, without limitation, through financings, mergers and acquisitions, partnerships, business development or other strategic opportunities. Following the completion of the Arrangement, the Special Committee was dissolved on June 3, 2024.

In addition, on June 3, 2024, the former NGCC was dissolved and replaced with the NGC and HRCC. The NGC and HRCC collectively performed the functions of the former NGCC. Then, on November 6, 2024, the NGC and HRCC were dissolved and the HRNGC was formed. The HRNGC performs the collective functions of the former NGC and HRCC.

The members of the NGCC prior to its dissolution were Carolyn Egbert (Chair), Peter G. Edwards, and Gilles Gagnon. The members of the HRCC prior to its dissolution were Geneviève Foster (Chair), Carolyn Egbert and Ulrich Kosciessa. The members of the NGC prior to its dissolution were Carolyn Egbert (Chair) (until her resignation on October 8, 2024), Peter G. Edwards (until July 16, 2024), and Dr. William W. Li.

9.	ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The HRNGC is responsible for assessing the Board as a whole, including the Chair, on an annual basis. The Chair of the Board meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

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10.	DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanism of board renewal and, if so, include a description of those director term limits or other mechanism of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporation has not adopted term limits for directors because (i) the risk profile of the Corporation makes it more difficult for the Corporation to attract and to retain highly qualified board members than other companies and (ii) the nature of the Corporation’s business is highly technical, meaning that knowledge of the Corporation’s product pipeline and the development potential thereof takes a considerable time for a director to acquire. The Corporation seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

11.	POLICIES REGARDING THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS ON THE BOARD

A.	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of directors that are members of Designated Groups (as defined below). If the issuer has not adopted such a policy, disclose why it has not done so.

The Corporation has not adopted a written policy relating to the identification and nomination of directors that are women, Indigenous peoples (First Nations, Inuit and Métis), persons with disabilities or members of visible minorities (collectively, “Designated Groups”). The HRNGC generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board is primarily a question of experience and expertise brought by each nominee to the Board. The HRNGC, when searching for nominees to the Board, also takes diversity, including gender diversity, into account. Primarily, the Board needs directors who have the expertise and the skills necessary for specialty biopharmaceutical companies. Although the HRNGC does not have a formal diversity policy concerning membership of the Board, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background.

B.	If the issuer has adopted a policy referred to in A., disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.

The Corporation does not have a written policy relating to the identification and nomination of directors that are members of Designated Groups.

12.	CONSIDERATION OF THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of members of Designated Groups on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of members of Designated Groups on the Board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The HRNGC considers all factors it deems relevant in the process of identifying and nominating candidates for election or re-election to the Board.

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13.	CONSIDERATION GIVEN TO THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of members of Designated Groups in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of members of Designated Groups in executive officer positions when making executive officer appointments, disclose the issuer’s reason for not doing so.

The Corporation identifies, evaluates and recommends persons to become executive officers with the goal of creating a senior management team that, as a whole, consists of individuals with various and relevant career experience and industry knowledge and experience. The composition of the senior management team is primarily a question of the experience and expertise brought by officer. Primarily, the Corporation needs executive officers who have the expertise and the skills necessary for managing a life science company developing and commercializing a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products.

Total number of directors on the Board and senior management members

Board of Directors	6
Senior Management	5

Representation of designated groups on the Board

Designated Groups	Number	Percentage
Women	Nil	Nil%
Indigenous peoples	Nil	Nil%
Members of visible minorities	Nil	Nil%
Persons with disabilities	Nil	Nil%
Number of individuals that are members of more than one Designated Group	Nil	Nil%

Representation of designated groups among senior management team

Designated Groups	Number	Percentage
Women	1	20%
Indigenous peoples	Nil	Nil%
Members of visible minorities	Nil	Nil %
Persons with disabilities	Nil	Nil %
Number of individuals that are members of more than one Designated Group	Nil	Nil %

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14.	ISSUER’S TARGETS REGARDING THE REPRESENTATION OF MEMBERS OF DESIGNATED GROUPS ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

For purposes of this item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of members of Designated Groups on the issuer’s board or in executive officer positions of the issuer by a specific date. Disclose whether the issuer has adopted a target regarding members of Designated Groups on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so. Disclose whether the issuer has adopted a target regarding members of Designated Groups in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target of either type, disclose the target and the annual and cumulative progress of the issuer in achieving the target.

The Corporation has not adopted a target regarding the number of members of Designated Groups on the Board because the HRNGC generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized experience, while taking diversity, including gender diversity, into account. The Corporation has not adopted a target regarding members of Designated Groups in executive officer positions because the Corporation has been focused in recent years in managing its fiscal resources and, while trying to manage its fiscal resources prudently, finding executive officers who have the expertise and the skills necessary for managing a life science company developing and commercializing a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products.

15.	NUMBER OF MEMBERS OF DESIGNATED GROUPS ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

A.	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are members of Designated Groups.

See above response to Question 13.

B.	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are members of Designated Groups.

See above response to Question 13.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

1.	STEWARDSHIP RESPONSIBILITY

The Board of Directors (the “Board”) of Cosciens Biopharma Inc. (the “Corporation”) is responsible for the stewardship of the Corporation. This role is primarily carried out by the Board’s supervision of the management of the Corporation’s business and affairs by its senior officers. The functions duties and powers of directors are set out in the Canada Business Corporations Act (the “CBCA”), the Corporation’s Articles and By-Laws and within the developing principles of common law. Directors cannot and do not manage the affairs of the Corporation in the literal sense, as such duties are delegated to the Corporation’s officers. The function of directors relates more to the supervision of the management rather than to the actual management of the Corporation. Generally, the directors’ role is to provide supervision of the management of the Corporation, to approve policies of the Corporation and to be knowledgeable about and approve of the major decisions taken by the Corporation. The Board’s role includes advocating and supporting the best interests of the Corporation.

The Board seeks to perform its role by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhances and preserves the business of the Corporation and its underlying value. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management appointments, succession planning, communication policy, safety and environmental issues, corporate governance and internal control integrity.

2.	ORGANIZATION, POWERS AND ROLE

a)	General. The Board delegates to the Corporation’s senior officers the responsibility for the day-to-day management of the Corporation while providing guidance and direction to such senior officers. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives.

b)	Composition. The Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. The Board is to be constituted of a majority of individuals who qualify as independent directors, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed. The composition of the Board should provide an appropriate mix of skills, knowledge, business expertise and experience in the Corporation’s areas of activities and an understanding of the industry and the geographical areas in which the Corporation operates.

c)	Appointment. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate (or term) of each director terminates at the end of the annual shareholders’ meeting following that at which he or she was elected.

d)	Chair of the Board. Members of the Board shall elect a Chair from among the directors of the Corporation and the Chair shall preside at all meetings of the Board. In addition, if and for as long as the Chair is not an independent director, the Board should also nominate a Lead Director, if appropriate, from among the independent directors to take on appropriate duties. Management is encouraged to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. Regularly following meetings of the Board, the directors shall hold meetings at which senior management, including any management director and any non-independent Chair, is not present in order to ensure a free and open discussion between directors. If the Chair is not present at any meeting of the Board, the Lead Director shall preside at the meeting. The Chair of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer, the Corporate Secretary and the Lead Director (if there is one). The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

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e)	Quorum and Meetings. The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, at one of the quarterly Board meetings or at a special meeting of the Board held for that purpose, at least once a year, the Board must review the Corporation’s strategic plan. Directors may attend all meetings either in person, videoconference or by teleconference; however, directors are expected to attend all board meetings and meetings of committees of which they are members and to review all meeting materials in advance.

f)	Director Compensation. Members of the Board shall receive such remuneration for acting as directors as the Board may from time to time determine. The Corporation’s Human Resources and Compensation Committee (“HRCC”) shall periodically review all aspects of such remuneration and make recommendations to the Board respecting the same. The Chief Executive Officer shall receive no compensation for acting as a director.

g)	Delegation. The Board may delegate certain responsibilities to Board committees. Such committees shall have a written Board-approved charter, except in the case of special committees of the Board, which may be appointed from time to time. The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. Subject to applicable law and to the Corporation’s Articles and By-Laws, the Board retains the responsibility for managing its own affairs including:

i)	planning its composition and size;
ii)	selecting its Chair;
iii)	providing orientation and on-going education for its directors;
iv)	nominating candidates for election to the Board;
v)	appointing committees;
vi)	determining director compensation;
vii)	setting expectations and responsibilities of directors, including attendance at, preparation for and participation in Board and committee meetings;
viii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities;
ix)	determining dividend policies and procedures;
x)	issuing securities, except as authorized by the Board;
xi)	purchasing, redeeming or otherwise acquiring shares of the Corporation;
xii)	making, amending and repealing by-laws of the Corporation;
xiii)	calling the annual meeting of the shareholders of the Corporation;
xiv)	filling any vacancy among directors or in the office of auditor of the Corporation or appointing additional directors; or
xv)	submitting to the shareholders any question or matter requiring the approval of the shareholders.

h)	Retention of consultants. The Board has the authority to retain, at the Corporation’s expense, outside advisors and consultants to report directly to the Board of Directors on board-wide issues.

i)	Fiduciary Duties. Considering the special relationship between the directors and the Corporation, which places the directors in a position of trust and control, the common law characterizes the nature of the duties owed by the directors of the Corporation as “fiduciary duties.” Generally, a director’s fiduciary duty consists of a duty to act honestly and in good faith and with a particular standard of care. The standard of care required of directors and officers is codified in the CBCA, which provides that every director and officer of a corporation in exercising his/her powers and discharging his or her duties shall:

i)	act honestly and in good faith with a view to the best interests of the corporation; and,
ii)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

j)	Conflicts of Interest. If a director faces a potential or actual conflict of interest relating to a matter before the Board, that member should alert the Chair, or depending on when the matter becomes known, the Board as a whole. If the Chair faces a potential or actual conflict of interest, the Board Chair should advise the Chair of the Audit Committee. If the Chair, or the Chair of the Audit Committee, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict should disclose to the Board the member’s interest and should not participate in consideration of the matter and should not vote on the matter. The Corporate Secretary should maintain a written record of any disclosure of conflict by a Board member either in the minutes of the Board or otherwise.

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3.	COMMITTEES OF THE BOARD

In accordance with the Corporation’s Articles and By-Laws, as appropriate, the Board should:

a)	elect annually from among its members an Audit Committee, a Human Resources and Compensation Committee and a Nominating and Governance Committee (the “NGC”), each to be composed of not fewer than three directors. The committees shall each adopt a formal written charter approved by the Board;
b)	appoint for each committee a Chair from among its members;
c)	appoint additional committees as circumstances may warrant; and,
d)	appoint special committees periodically to address certain issues of a more short-term nature.

4.	RESPONSIBILITIES

The Board has the following specific responsibilities:

a)	Strategic Planning and Risk Management. The Board should ensure that a strategic planning process is in place; review and approve the Corporation’s long-and short-term strategies, visions and missions and monitor management’s success in implementing the strategies. The Board should also approve on at least an annual basis, a strategic business plan, taking into account, among other things, business opportunities and risks of the business. As part of the strategic plan review process, the Board should approve and monitor the implementation of the Corporation’s annual business plan and ensure that management puts in place appropriate systems and processes to manage the principal risks with a view to the long-term viability of the Corporation. The Audit Committee should regularly review specific areas of the Corporation’s financial functions, including the integrity of the Corporation’s internal controls and information systems, the NGC should review risks related to board succession planning and the HRCC should review risks related to management succession planning. Reports on these reviews should be included as part of the regular review by the whole Board of the Corporation’s operating performance.

b)	Independence and Lead Director. To facilitate the functioning of the Board independently of Corporate management and the non-independent directors, the Board may appoint one of its independent directors to act as Lead Director. The Lead Director should consult and meet with any or all of the independent directors, at the discretion of either party, and with or without the attendance of the Chair, and should represent such directors in discussions with the Chair on corporate governance issues and other matters. The Lead Director should also promote best practices and high standards of corporate governance and assist in the process of conducting director evaluations.

c)	Communication and Financial Matters. The Board believes that accurate, timely and regular communication with its shareholders and the investment community is of ultimate importance. The Corporation has a formal disclosure policy, which has been reviewed and approved by the Board. As part of this policy, the Board should review and approve, upon recommendation by the Audit Committee, the general content and the Audit Committee’s report on the financial aspects of, the Corporation’s Annual Information Form (or the Annual Report on Form 20-F in lieu thereof), Management Proxy Circular, Consolidated Financial Statements, Management’s Discussion and Analysis, the Corporation’s schedule of authority, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities. In addition, as directed and monitored by the Board, senior management is charged with the responsibility of complying with the Corporation’s regulatory disclosure obligations and resounding to inquiries from shareholders, analysts and other interested parties.

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d)	Internal Control and Reporting. The integrity of the Corporation’s internal control and reporting systems are the primary responsibility of management with oversight review by the Audit Committee, which should meet regularly with both the Corporation’s financial and accounting personnel and the Corporation’s internal and external auditors to review these matters. The Audit Committee should report to the full Board with respect to any issues that arise out of such discussions.

e)	Corporate Governance. The NGC’s role includes making recommendations to the Board on all matters relating to corporate governance, including the appropriateness of the Corporation’s governance structure in view of its position in the targeted marketplace.

f)	New Board Nominees, Board Size and Board Effectiveness. The NGC is responsible for proposing new board nominees. The subject of the board size should be considered periodically by the Board and on an on-going basis by the NGC. If a Lead Director is in place, the Lead Director and the NGC should annually assess the effectiveness of the Board as a whole, the committees of the Board, and the contribution of the individual directors and the results of these assessments should be reported to the Board.

g)	Executive Performance and Compensation. The Board should:

i)	Appoint all officers and monitor and assess the performance of the CEO and executives who report to the CEO, following a review of the recommendations of the HRCC in collaboration with the Lead Director, if any;

ii)	Establish the annual corporate goals and objectives for the CEO;

iii)	If the Chair is not independent, the Lead Director, in collaboration with the HRCC, should establish the annual corporate goals and objectives for the CEO;

iv)	Approve the compensation, of the CEO and executives who report to the CEO upon recommendation by the HRCC, taking into consideration Board expectations and fixed goals and objectives;

v)	Ensure that the CEO and senior management create a culture of integrity throughout the Corporation that creates and reinforces good conduct and ethical behavior and discourages inappropriate or excessive risk taking;

vi)	Upon review of the recommendations of the HRCC, approve certain matters relating to all employees, including the Corporation’s broad compensation strategy and philosophy, new long-term and short-term benefit programs or material changes to existing programs and stock option and stock grant awards; and

vii)	Provide advice and counsel to the CEO in the execution of the CEO’s duties.

h)	Succession Planning. The Board should ensure that effective succession planning programs are in place, including programs to appoint, train, develop and monitor management. The HRCC and the Chair, as well as the Lead Director, if any, should periodically review management succession planning, including recommendations with respect to appointment of senior officers, as and when required. The full Board should approve the appointment of senior officers and the HRCC should monitor senior management succession. The NGC shall ensure that effective succession planning programs are in place for directors.

i)	Board Compensation. As part of its mandate, the HRCC should periodically review the adequacy and form of compensation of directors, including minimum share ownership requirements, and should make appropriate recommendations to the Board. In making its recommendations, the HRCC should take into account appropriate, comparative market data and the level and form of compensation necessary to attract directors of the caliber and experience required to effectively oversee an organization of the Corporation’s current size, complexity and market scope.

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j)	Board Orientation and Education. All new members of the Board should be provided with the Board Mandate, detailed information on the Corporation, its charter, history and policies relevant to the Board and its members. The Board should also sponsor, as appropriate, and encourage continuing education of Board members to ensure current knowledge compatible with the business. Regular visits to business sites and meetings with senior management should also be encouraged and arranged to allow directors the opportunity to familiarize themselves with the Corporation’s operations and business first-hand.

k)	Position Descriptions. The NGC should formulate for Board approval position descriptions for the Chair, the Lead Director, the CEO and the Chair of each Board committee.

l)	Confidentiality. The Board should monitor management’s enforcement of policies respecting confidential treatment of the Corporation’s proprietary information and the confidentiality Board deliberations.

m)	Code of Conduct. The Board should ensure a written Code of Conduct (the “Code”) has been adopted by the Corporation, which is applicable to all directors, officers and employees. The Code constitutes written standards that are intended and reasonably designed to promote integrity, ethics and honesty and deter wrongdoing. In particular, the Code should address conflicts of interest, protection and proper use of corporate assets, confidentiality of corporate information, fair dealing with security holders, customers, suppliers, competitors and employees; compliance with laws, rules and regulations, and reporting of any illegal or unethical behavior. The Board should also monitor the Corporation’s compliance with all significant policies and procedures by which the Corporation is operated, including the Code.

5.	GENERAL

The Board shall periodically review and assess the adequacy of this Mandate and revise it as it deems appropriate. The performance of the Board should be periodically evaluated with reference to this Mandate. This Mandate should be disclosed on the Corporation’s website and elsewhere in accordance with all applicable regulatory requirements.

The Board’s role is an oversight role and nothing in this Mandate is intended to require the Board to ensure the Corporation’s or any other person’s compliance with applicable laws and regulations. The Board is not, and shall not be deemed to be, an agent of the Corporation’s security holders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation, or other liability whatsoever.

Adopted and approved by the Board of Directors on June 13, 2024.

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SCHEDULE C

AUDIT COMMITTEE CHARTER

1.	MISSION STATEMENT

The Audit Committee (the “Committee”) of Cosciens Biopharma Inc. (the “Corporation”) will assist the Board of Directors in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control, the audit process, and the Corporation’s process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the Corporation’s business, operations, and risks.

The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the Corporation’s financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.	POWERS

The Board authorizes the Committee, within the scope of its responsibilities, to:

●	Perform activities within the scope of its charter.
●	Engage independent counsel and other advisers as it deems necessary to carry out its duties.
●	Set and pay the compensation for any advisors it employs.
●	Ensure the attendance of officers and/or other key employees having a finance or accounting function at meetings as appropriate.
●	Have unrestricted access to members of management, employees and relevant information.
●	Communicate directly with the internal and external auditors.

3.	COMPOSITION

●	The Committee shall be formed of at least three members, each of which shall qualify as an independent director, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed.
●	Each member shall provide a useful contribution to the Committee.
●	All members must be financially literate as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation’s securities are listed.
●	In addition, for as long as the Corporation’s securities are listed on the Nasdaq Stock Market, at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.
●	The chairperson of the Committee shall be appointed by the Board from time to time.
●	The term of the mandate of each member shall be one year.
●	The quorum requirement for any meeting shall be two members.
●	The secretary of the Committee shall be the secretary of the Corporation or any other individual appointed by the Board.

4.	MEETINGS

●	If deemed necessary, the Committee may invite other individuals.
●	External auditors shall be invited, if needed, to make presentations to the Committee.
●	The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.
●	The Committee will meet with the external auditors at least once a year without management presence.
●	The minutes of each meeting shall be recorded.

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5.	ROLE AND RESPONSIBILITIES

A.	Financial Information

i.	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.
ii.	Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.
iii.	Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, and obtain an explanation from management of all material variances between comparative reporting periods, prior to filing or disclosure. Without restricting the generality of the foregoing, the Committee shall discuss with management and the external auditors to the extent required, any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP/non-IFRS information, (b) any off balance sheet arrangements, and (c) any going concern qualification. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.
iv.	Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management’s Discussion and Analysis of financial condition and results of operations, all sections of the Annual Report on Form 20-F, quarterly reports and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members’ knowledge about the Corporation and its operations and financial position.
v.	Be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in the two preceding paragraphs, and periodically assess the adequacy of those procedures.
vi.	Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification letter on the Corporation’s controls and procedures disclosure of information and the attestation by management of the financial reports.
vii.	Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.
viii.	Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.
ix.	Meet with management and the external auditors to review the financial statements and the results of the audit.
x.	Consider management’s handling of proposed audit adjustments identified by the external auditors.
xi.	Ensure that the external auditors communicate certain required matters to the Committee.
xii.	Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.
xiii.	Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

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xiv.	To gain insight into the fairness of the interim financial statements and disclosures, obtain explanations from management on whether.

●	Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;
●	Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation’s operations and financing practices;
●	International Financial Reporting Standards (Generally accepted accounting principles) have been (consistently) applied;
●	There are any actual or proposed changes in accounting or financial reporting practices;
●	There are any significant or unusual events or transactions;
●	The Corporation’s financial and operating controls are functioning effectively;
●	The Corporation has complied with the terms and conditions of loan agreements or security indentures; and
●	The interim financial statements contain adequate and appropriate disclosures.

xv.	Ensure that the external auditors communicate certain required matters to the Committee.

B.	External Audit

i.	Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).
ii.	Consider and make any necessary determinations with respect to the independence of the external auditor and any potential conflicts of interest.
iii.	Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.
iv.	Perform a comprehensive review of the external auditors at least once every five years.
v.	Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.
vi.	Require the external auditors to report directly to the Committee and make sure to receive periodic reports from the external auditors.
vii.	Review and approve the external auditors’ scope and plan of the annual audit, as well as the approach for the current year in light of the Corporation’s present circumstances and changes in regulatory and other requirements.
viii.	Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.
ix.	Discuss with the external auditor the appropriateness of the accounting policies applied in the Corporation’s financial reports and whether they are considered as aggressive, balanced or conservative.
x.	Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.
xi.	Pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws (or delegate such pre-approval if and to the extent permitted by law), and consider the potential impact of such services on the independence of the external auditors, provided that the external auditors may not be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the SEC.
xii.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.
xiii.	Review post-audit or management letters, containing recommendations of the external auditors and management’s response, including the evaluation by the external auditors of the adequacy and effectiveness of management’s internal control systems and procedures for financial reporting, and management’s responses to any identified weaknesses. xiv. Review any other material written communication provided by the external auditors to the Corporation’s management and submitted to the Committee.

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C.	Internal Control

i.	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.
ii.	Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.
iii.	Discuss with the external auditors and management, the adequacy and effectiveness in the design and operation of the disclosure controls and internal controls of the Corporation and make recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.
iv.	Satisfy itself as to the adequacy of the Corporation’s review procedures regarding disclosure of other financial information.
v.	Gain an understanding of the current areas of financial risk and how these are being handled by the management.
vi.	Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.
vii.	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.
viii.	Ensure that the external auditors keep the Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.
ix.	Monitor and supervise procedures for (1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Corporate governance

i.	Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.
ii.	Periodically obtain updates from management, general counsel, and tax director regarding compliance.
iii.	Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.
iv.	Review the findings of any examinations by regulatory agencies.
v.	Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.
vi.	Review periodically, in consultation with the Nominating and Governance Committee and the Board of Directors, the content of the Code of Ethical Conduct and make sure employees are informed of amendments.
vii.	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.
viii.	Review the program for monitoring compliance with the Code of Ethical Conduct.
ix.	Periodically obtain updates from management and general counsel regarding compliance.

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D.	Other Responsibilities

i.	Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.
ii.	Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.
iii.	Review, with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements.
iv.	Review the policies and procedures in effect for considering officers’ expenses and perquisites.
v.	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.
vi.	Perform other oversight functions as requested by the full Board.
vii.	Regularly update the Board of Directors about Committee activities and make appropriate recommendations.
viii.	Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.
ix.	Prepare any reports required by law or standards of the stock exchanges on which the Corporation’s securities are listed or requested by the Board, for example a report on the Committee’s activities and duties to be included in the section on corporate governance in the Annual Report on Form 20-F.
x.	Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.
xi.	Review and update the Committee charter annually.
xii.	Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Adopted and approved by the Board of Directors on June 13, 2024.

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COSCIENS Biopharma Inc.

222 Bay St. Suite 3000

Toronto, ON M5K 1E7

Telephone: 843.900.3223

www.cosciensbio.com